   As filed with the Securities and Exchange Commission on September 27, 1996
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                 -------------
                             REGISTRATION STATEMENT
                                  on Form S-1
                                     Under
                           THE SECURITIES ACT OF 1933
                              --------------------
                       SANCHEZ COMPUTER ASSOCIATES, INC.
             (Exact name of registrant as specified in its charter)

      Pennsylvania                 7373-0200                23-2161560
    (State or other            (Primary Standard          (I.R.S. Employer
    jurisdiction of                Industrial             Identification No.)
    incorporation or             Classification
      organization)                Code No.)

                            40 Valley Stream Parkway
                          Malvern, Pennsylvania  19355
                                 (610) 296-8877
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            _______________________
                             Mr. Michael A. Sanchez
                      Chairman and Chief Executive Officer
                       Sanchez Computer Associates, Inc.
                            40 Valley Stream Parkway
                          Malvern, Pennsylvania  19355
                                 (610) 296-8877
             (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            -----------------------
                        Copies of all communications to:

 James A. Ounsworth, Esq.     N. Jeffrey Klauder, Esq.   Robert H. Strouse, Esq.
Safeguard Scientifics, Inc.   Morgan, Lewis & Bockius    Drinker Biddle & Reath
800 The Safeguard Building              LLP               1000 Westlakes Drive
   435 Devon Park Drive        2000 One Logan Square           Suite 300
Wayne, Pennsylvania 19087          Philadelphia,          Berwyn, Pennsylvania
      (610) 293-0600         Pennsylvania  19103-6993          19312-2409
                                   (215) 963-5694            (610) 993-2213

- --------------------------------------------------------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

- --------------
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ X ]

                        CALCULATION OF REGISTRATION FEE

                                        Amount to           Proposed            Proposed maximum
Title of each class of securities         be             maximum offering      aggregate offering          Amount of
      to be registered                registered(1)      price per unit(2)         price (2)            registration fee

- --------------------------------------------------------------------------------------------------------------------------
Common Stock,
no par value                            3,484,500            $6.00                 $20,907,000             $7,209.31
- --------------------------------------------------------------------------------------------------------------------------
Subscription Rights (3)                    (3)                 --                       --                     --
- --------------------------------------------------------------------------------------------------------------------------

(1) Includes 303,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933.
(3) Evidencing the rights to subscribe for 3,181,500 of the shares of Common Stock described above.

                        --------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment.  A        +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may + +offers to buy be accepted prior to the time the registration statement becomes+ +effective. This prospectus shall not constitute an offer to sell or the + +solicitation of an offer to buy nor shall there be any sale of these securi- + +ties in any State in which such offer, solicitation or sale would be unlawful + +prior to registration or qualification under the securities laws of any such +
+State.                                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                 Subject to Completion, Dated September 27, 1996

Prospectus
3,181,500 Shares
Sanchez Computer Associates, Inc.

Common Stock
(including Rights to acquire
up to 3,181,500 of such shares)

Sanchez Computer Associates, Inc. ("Sanchez" or the "Company") is granting to holders of the outstanding common stock ("Safeguard Common Shares") of Safeguard Scientifics, Inc. ("Safeguard") of record at the close of business on ________, 1996 (the "Record Date") rights (the "Company Rights") to purchase up to 3,030,000 common shares of Sanchez, no par value (the "Common Stock").
Safeguard and certain other selling stockholders (the "Selling Stockholders") have agreed to sell an aggregate of 1,023,500 shares of Common Stock owned by them upon the exercise of the Company Rights. A record holder of Safeguard Common Shares will receive one Company Right for every ten Safeguard Common Shares owned on the Record Date. Each Company Right will entitle the holder to purchase one share of Common Stock at a purchase price anticipated to be between $5.00 and $6.00 (the "Exercise Price") per share. This Prospectus also relates to rights (the "Direct Rights") to purchase 151,500 additional shares of Common Stock that are being granted by the Company to certain persons selected by the Company (the "Direct Purchasers"). Each Direct Right will entitle the holder to purchase one share of Common Stock at the Exercise Price and each Direct
Purchaser will be required to exercise such Direct Rights.   The Company Rights
and the Direct Rights are sometimes collectively referred to as the "Rights." The exercise period for the Rights will expire at 5:00 p.m., New York City time, on ________, 199__ (the "Expiration Date"). Persons may not exercise Rights for fewer than 50 shares of Common Stock. This minimum exercise requirement applies to each account in which Safeguard Common Shares are held. Accordingly, persons holding fewer than 50 Rights will not have the opportunity to exercise such Rights unless action is taken to comply with such minimum exercise requirements. See "The Offering--Exercise Privilege."

                                                        (Continued on next page)

The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" commencing on page 7 for certain information that should be considered by prospective investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                  Proceeds to
             Assumed            Underwriting           Proceeds to                  Selling
             Exercise Price     Discount (1)          Company (1)(2)(3)          Stockholders(1)
- -------------------------------------------------------------------------------------------------
                                  Min. $.165              Max. $5.335              Max. $5.335
Per Share        $5.50            Max. $.385              Min. $5.115              Min. $5.115
- -------------------------------------------------------------------------------------------------
                                Min. $524,948           Max. $11,512,930         Max. $5,460,373
Total(3)      $17,498,250       Max. $1,050,088         Min. $11,071,500         Min. $5,376,663
- -------------------------------------------------------------------------------------------------

(1) In connection with the Offering, the Underwriters will receive (a) a financial advisory fee in an amount equal to 3% of the Exercise Price of each share of Common Stock sold in the Offering (the "Financial Advisory Fee"), and (b) an additional fee of 4% of the Exercise Price of each share of Common Stock actually purchased by the Underwriters pursuant to the Standby Underwriting Agreement or the Underwriters' exercise of Rights in certain instances (the "Underwriting Discount" and, together with the Financial Advisory Fee, the "Total Underwriting Discount"). If all of the Rights granted hereby are exercised, no shares of Common Stock will be required to be purchased by the Underwriters pursuant to the Standby Underwriting Agreement. The "Minimum" Total Underwriting Discount assumes
     (i) an Exercise Price of $5.50 per share and (ii) that no shares of Common Stock are purchased by the Underwriters. The "Maximum" Total Underwriting Discount assumes (i) an Exercise Price of $5.50 per share, (ii) that only the Chairman and Chief Executive Officer of Safeguard and/or his assignees will elect to acquire shares upon the exercise of Company Rights (for an aggregate of approximately 343,000 shares) and that such shares will be sold by the Selling Stockholders, (iii) that 300,000 shares of Common Stock are sold by the Selling Stockholders to the Other Purchasers (defined below), (iv) that 151,500 shares are sold by the Company upon the exercise of the Direct Rights, and (v) that a total of 2,387,000 shares of Common Stock are purchased by the Underwriters pursuant to the Standby Underwriting Agreement. In addition, the Company has agreed under certain circumstances, to pay to the Underwriters certain amounts as a non-accountable expense allowance. The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deduction of expenses estimated to be $600,000 and payment of a non-accountable expense allowance to the Underwriters, both of which are payable by the Company.
(3) The Company and Selling Stockholders have granted the Underwriters a 20-day option commencing on the Expiration Date to purchase a maximum of 303,000 additional shares of Common Stock to cover over-allotments, if any, of which, 151,500 would be sold by the Company and an aggregate of 151,500 would be sold by the Selling Stockholders. See "Underwriting." If such option is exercised in full, the net incremental proceeds to the Company and Selling Stockholders from the exercise of such option would be $774,923 and an aggregate of $774,923, respectively, and the Total Underwriting Discount with respect to all such shares issued pursuant to such option would be $116,655.

 J. P. Morgan & Co.                             Wheat First Butcher Singer

                              _______________, 1996.

(Continued from previous page)

Shares of Common Stock that are not purchased upon exercise of Rights (the "Unsubscribed Shares") will be sold, as to the first 300,000 Unsubscribed Shares, at the Exercise Price to certain persons selected by the Company (the "Other Purchasers") and will be sold, as to the number of Unsubscribed Shares exceeding the 300,000 shares of Common Stock offered to the Other Purchasers (the "Excess Unsubscribed Shares"), at the Exercise Price (less the Total Underwriting Discount) to J.P. Morgan Securities Inc. and Wheat, First Securities, Inc. (the "Underwriters") pursuant to a Standby Underwriting Agreement (the "Standby Underwriting Agreement"). See "The Offering--Sales of Unsubscribed Shares; Standby Commitment." The Underwriters' standby underwriting obligations are subject to certain conditions, including the condition that the Other Purchasers have purchased the first 300,000 Unsubscribed Shares, although the Underwriters may elect to purchase all, but not less than all, Unsubscribed Shares in the event such condition is not met. Accordingly, the Rights Offering may be canceled if all of the Unsubscribed Shares are not purchased. See "Underwriting." There is no assurance that the Other Purchasers or the Underwriters will purchase any Unsubscribed Shares. See "The Offering--Cancellation of Rights Offering."

In the event that Company Rights to purchase fewer than 3,030,000 shares of Common Stock are granted to holders of Safeguard Common Shares, the shares of Common Stock subject to such undistributed Company Rights (the "Undistributed Rights") will be offered by the Company to the Other Purchasers at the Exercise Price. The Rights Offering and the offering of Common Stock to the Other Purchasers are collectively referred to in this Prospectus as the "Offering."

Of the shares of Common Stock offered hereby, 2,158,000 shares of Common Stock will be sold by the Company and an aggregate of 1,023,500 shares of Common Stock will be sold by the Selling Stockholders. The Company will receive no proceeds from the sale of any shares by the Selling Stockholders. Warren V. Musser, the Chairman and Chief Executive Officer of Safeguard, and/or his assignees are expected to exercise all Company Rights distributed to them and acquire approximately 343,000 shares of Common Stock through the Rights Offering. See "The Offering--Agreement Concerning the Exercise of Rights." After the completion of the Offering, the Selling Stockholders, in the aggregate, will beneficially own approximately 58.8% of the outstanding Common Stock. See "Principal and Selling Stockholders."

The Rights being granted in the Rights Offering are subject to cancellation if certain conditions are not satisfied. In that event, any payments received by ChaseMellon Shareholder Services, L.L.C., as Rights Agent, in respect of the Exercise Price of the Rights shall be promptly returned. See "The Offering-- Cancellation of Rights Offering."

Prior to the Rights Offering, there has been no public market for the Common Stock or the Rights. See "The Offering-- Background" for factors considered in determining the Exercise Price of the Rights. As a consequence, there can be no assurance that a public market will develop, although the Company has filed an application to have the Rights and the Common Stock approved for quotation on the Nasdaq National Market.

Prior to the Expiration Date, the Underwriters may offer shares of Common Stock on a when-issued basis, including shares to be acquired through the purchase and exercise of Rights, at prices set from time to time by the Underwriters. Each such price when set will not exceed, if applicable, the highest price at which a dealer not participating in the distribution is then offering the Common Stock to other dealers, plus an amount equal to a dealer's concession, and an offering price set on any calendar day will not be increased more than once during such day. After the Expiration Date, the Underwriters may offer shares of Common Stock, whether acquired pursuant to the Standby Underwriting Agreement, the exercise of Rights or the purchase of Common Stock in the market, to the public at a price or prices to be determined. The Underwriters may thus realize profits or losses independent of the underwriting compensation specified herein. Shares of Common Stock subject to the Standby Underwriting Agreement will be offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on or about ______, 199__ at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

The Company intends to furnish to its stockholders annual reports containing financial statements audited by independent certified public accountants.

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE RIGHTS OR BOTH AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

- --------------------------------------------------------------------------------

                              Prospectus Summary

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option;
(ii) assumes an Exercise Price of $5.50; and (iii) gives effect to a 6-for-5 split of the Common Stock effected prior to the Offering. Unless the context otherwise indicates, Sanchez Computer Associates, Inc. and its subsidiaries are referred to collectively herein as "Sanchez" or the "Company." Technical terms related to the Company's business are defined in the Glossary beginning on page 57 herein.


                                  The Company


Sanchez Computer Associates, Inc. ("Sanchez" or the "Company") designs, develops, markets, implements and supports comprehensive banking software, called PROFILE(R) ("PROFILE"), for financial services organizations worldwide. Sanchez's highly flexible PROFILE family of products is comprised of three integrated modules which operate on open, client-server platforms. The primary module, called PROFILE/Anyware, is a multi-currency bank production system which supports deposit, loan, customer, transaction processing and bank management requirements through multiple distribution channels, including the Internet.
The other modules are PROFILE/FMS, a multi-company, multi-currency, financial management and accounting system, and PROFILE/ITS, a system that processes treasury transactions including foreign exchange, money market, securities trading (capital markets), futures, options and trade finance. The PROFILE system is currently licensed to 23 clients in nine countries serving more than 400 financial institutions. Historically, the Company has focused its marketing efforts in Central Europe and North America. Currently, the Company is targeting two market segments, the Emerging Banking Market in which the Company seeks to expand on its existing successes and increase its market share, and the Direct Banking Market in which the Company is seeking to establish itself as a significant participant.

Financial services organizations in the Emerging Banking Market can generally be characterized as being located in areas with growing consumer banking bases, often with a large number of branches and little enterprise-wide automation. Sanchez, through the implementation of its PROFILE products, provides these organizations with a fully automated system which addresses all core areas of their data processing requirements, including head office operations, domestic and international payments, new product introduction, customer analysis, budgeting and forecasting, branch automation, treasury, trade finance and deposit and loan processing. The PROFILE products have the ability to adapt to diverse accounting, operational and regulatory environments and have the flexibility to support a broad spectrum of banking products and services. Because the PROFILE products are scalable, they can be implemented within an infrastructure that supports an organization's current operational requirements and thereafter be incrementally expanded as the client's operational requirements increase. Since 1991, the Company has principally targeted banks in Central Europe and Canada; and, in 1996, the Company expanded its marketing efforts to include financial services organizations located in the Asian-Pacific Rim.

Since 1987, the Company has maintained a series of strategic alliance agreements with Digital Equipment Corporation ("Digital") and has marketed its products principally through leads generated by the Digital sales force. In 1995, the Company entered into an agreement with Hewlett-Packard Company ("Hewlett-Packard") and ported its software to Hewlett-Packard's HP-UX platform. Also in 1995, the Company entered into an agreement with Oracle Corporation ("Oracle") to port the PROFILE products to the Oracle database. These porting activities are currently under way. In mid-1996, the Company entered into an agreement with International Business Machines Corporation ("IBM") and ported its software to IBM's AIX platform. The Company markets PROFILE products through alliances with all four of these vendors as well as its own enhanced direct sales force.

The Company intends to expand its business into the Direct Banking Market. The Company defines the Direct Banking Market as the on-line retail banking business conducted via alternate distribution channels by large financial services institutions located throughout the world. The Company believes that these organizations recognize that the emergence of electronic commerce, together with the availability and acceptance of computer technology, will ultimately cause a dramatic change in the consumer banking practices of many of their customers.
The Company predicts that the growth of electronic commerce will result in a large increase in the volume of financial transactions which occur on-line as well as a greater demand for customized products and services. Because of these factors, in early 1996, the Company determined that a significant opportunity exists for it in the Direct Banking Market and it has subsequently
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

committed substantial human and financial resources to position itself in that market. The Company believes that the capabilities already contained in the PROFILE product line, along with specific enhancements that it has identified, will provide financial services organizations with the technology to strategically respond to this consumer banking evolution.

The Company has recently engaged the electronic banking division of Price Waterhouse LLP ("Price Waterhouse") to assist the Company in jointly defining and developing future enhancements to PROFILE/Anyware for the Direct Banking Market. In connection with this engagement, Price Waterhouse and the Company are conducting joint marketing activities, including Price Waterhouse's introduction of the Company to prospective clients. In addition, the Company anticipates forming alliances with other complimentary service organizations in the areas of home banking interface, network security and other consumer-based financial applications. The Company anticipates that these alliances, along with the alliances mentioned in the previous paragraphs, will facilitate its entrance into the Direct Banking Market.

The Sanchez Strategy

The Company believes its most promising opportunities for growth lie in increasing market share in the Emerging Banking Market, broadening its scope of services in the Emerging Banking Market, and positioning itself as one of the first production system entries in the Direct Banking Market. The Company plans to pursue these objectives through the following strategic activities.

Increase Market Share in the Emerging Banking Market

The Company intends to expand its presence in the Emerging Banking Market, principally by increasing its marketing activities in Central Europe and the Asian-Pacific Rim. The Company expects to emphasize its strategic relationships with its hardware and software company partners. In addition, the Company plans to increase its own direct marketing efforts and has recently opened offices in Prague, Warsaw and Jakarta in furtherance of this objective.

Broaden the Scope of Services Provided in the Emerging Banking Market

The Company believes that the reception its products and services have received in the Emerging Banking Market, particularly in Central Europe, provides the opportunity to expand the scope of services which the Company offers to organizations in this market. Accordingly, the Company intends to market additional services and products to these organizations, including more expansive consulting services, credit bureau services, technology infrastructure planning, and systems integration.

Become a Significant Participant in the Direct Banking Market

The Company intends to become a significant participant in the Direct Banking Market by marketing its PROFILE family of products as a financial services organization's most appropriate response to the evolution in consumer banking spurred by the emergence of electronic commerce. The Company is positioning its PROFILE/Anyware product as part of a separate infrastructure focused specifically on the direct banking channels, as opposed to a replacement for the existing production systems. The Company is establishing strategic relationships with business partners in order to offer jointly with these partners a comprehensive direct banking solution.



The Company was incorporated in Pennsylvania in 1981. The Company's principal executive offices are located at 40 Valley Stream Parkway, Malvern, Pennsylvania 19355, and its telephone number is (610) 296-8877. Sanchez maintains a web site on the World Wide Web. Information contained in the Company's web site shall not be deemed to be part of this Prospectus.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                  The Offering

Terms of Rights Offering...  Holders of record at the close of business on
                             ___, 1996 of the outstanding Safeguard Common
                             Shares will receive one Company Right for every ten Safeguard Common Shares. The Direct
                             Purchasers will be granted the Direct Rights.
                             Each Right will entitle the holder to purchase one share of Common Stock at a purchase price anticipated to be between $5.00 and $6.00 per share. Persons may not exercise Rights for fewer than 50 shares of Common Stock. Holders of Rights will have the opportunity to acquire an aggregate of approximately 3,181,500 shares of Common Stock upon exercise of the Rights.

Exercise Price.............  Anticipated to be between $5.00 and $6.00 per share of Common Stock.

Expiration Date for Rights.  _______ __, 199__ at 5:00 p.m., New York City
                             time.

Rights.....................  Rights will be evidenced by transferable certificates that will be exercisable by the
                             holder until the Expiration Date, at which time
                             unexercised rights will be null and void.  See
                             "The Offering."

Exercise by Safeguard CEO..  The Chairman and Chief Executive Officer of
                             Safeguard and/or his assignees are expected to exercise all Company Rights distributed to them and acquire approximately 343,000 shares of Common Stock.

Sales to Other Persons.....  The first 300,000 Unsubscribed Shares will be sold by the Selling Stockholders to the Other
                             Purchasers, the Direct Rights will be granted by
                             the Company to the Direct Purchasers and the
                             shares of Common Stock subject to the
                             Undistributed Rights will be sold by the Company
                             to the Other Purchasers.

Standby Underwriting.......  The number of Unsubscribed Shares exceeding the
                             300,000 shares of Common Stock to be sold by the
                             Selling Stockholders to the Other Purchasers
                             will be sold to the Underwriters and offered to
                             the public by the Underwriters.  See "The
                             Offering--Sales of Unsubscribed Shares; Standby
                             Commitment" and "Underwriting."

Common Stock Offered:

 by the Company............  2,158,000 shares

 by the Selling
    Stockholders...........  1,023,500 shares

Common Stock to be
  Outstanding After the
  Rights Offering..........  10,707,755 shares (1)

Use of Proceeds............  For working capital, capital expenditures, and general corporate purposes.  A portion of the
                             net proceeds may be used for acquisitions,
                             although the Company is not currently engaged in
                             any acquisition negotiations.   See "Use of
                             Proceeds."

Nasdaq National
   Market Symbols:

    Rights.................  SCAIR

    Common Stock...........  SCAIV (when-issued)
                             SCAI (thereafter)

(1) Excludes (i) 722,489 shares of Common Stock issuable upon the exercise of options outstanding as of August 31, 1996 (of which 365,753 were exercisable as of August 31, 1996) at a weighted average exercise price of $2.55 per share, and
(ii) warrants to purchase an aggregate of 360,000 shares of Common Stock at an exercise price of $1.39 per share. See "Management--1995 Equity Compensation Plan."

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                  Summary Consolidated Financial Information

                                     ----------------------------------------------------------  -----------------------
                                                       Year Ended December 31,                            Six Months
                                                                                                            Ended
                                                                                                           June 30,
                                          1991        1992        1993        1994        1995        1995         1996
                                     ----------  ----------  ----------  ----------  ----------  ----------   ----------
In thousands, except per share data  (Unaudited)                                                       (Unaudited)

Statement of Operations Data:
Revenues...........................    $9,399      $11,881     $11,317     $15,516     $16,842      $7,264       $8,250
Income from operations.............       680          359         546       2,074       2,616         298          493
Net income.........................       542          332         463       3,038       1,587         207          377
Net income per common share........     $ .06      $   .04     $   .05     $   .33     $   .17      $  .02       $  .04
Weighted average number of
   shares outstanding..............     8,976        8,916       9,056       9,272       9,576       9,557        9,220

Other Operating Data:
Backlog:
License and services...............    $8,510      $ 3,901     $ 1,576     $ 9,438     $ 5,816      $7,182      $11,126
Maintenance........................     1,508        3,843       5,484      10,284      11,809       8,646       12,091
                                      -------      -------     -------     -------     -------     -------      -------
Total backlog......................    10,018        7,744       7,060      19,722      17,625      15,828       23,217

Revenue per full time equivalent
   employee........................        96           88          91         121        114           96          120


                                                                                ---------------------------------------
                                                                                         As of June 30, 1996
                                                                                   Actual               As Adjusted(1)
                                                                                -------------         -----------------
In thousands                                                                                (Unaudited)
Balance Sheet Data:
Cash and cash equivalents..............................................           $ 4,731                $  15,078
Working capital........................................................             5,098                   15,445
Total assets...........................................................            12,596                   22,943
Long-term debt, including current portion..............................               342                      342
Total stockholders' equity.............................................             5,989                   16,336

     (1) Adjusted to give effect to the sale by the Company of 2,158,000 shares of Common Stock and the receipt of approximately $10,346,500 in net proceeds from the Offering, after deducting the maximum Total Underwriting Discount with respect to such shares of approximately $797,500 and estimated offering expenses of $725,000 (including $125,000 representing the maximum applicable non-accountable expense allowance to the Underwriters).


- --------------------------------------------------------------------------------

                                 Risk Factors


In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before transferring Rights or purchasing Common Stock offered hereby.

Dependence on Financial Services Industry

The Company has in the past derived, and may in the future derive, all of its revenues from the marketing of its PROFILE products to financial services companies. In particular, the Company's revenues are highly dependent on information technology expenditures by these organizations. The Company's operations could be materially and adversely affected by certain economic changes within the financial services industry or the reduction in information technology expenditures in that industry. Merger and acquisition activity has been widespread in the financial services industry in recent years and is expected to continue in future years. As a result, the industry has experienced consolidation on a large scale, and this consolidation has had and will continue to have the effect of reducing the number of potential customers of the Company. Any significant increase in the level of such consolidation could adversely affect the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Dependence on International Sales

The Company has in the past derived, and may in the future derive, a significant portion of its revenues from financial services companies based in Central Europe. Revenues derived by the Company from financial services companies based in Central Europe accounted for approximately 23%, 29% and 51% of revenues during 1993, 1994 and 1995, respectively. The Company in the future expects to continue to expand its international operations, including in the Asian-Pacific Rim. The Company's international business activities are subject to a variety of potential risks, including political, regulatory and trade and economic policy risks. Furthermore, the laws of a number of foreign countries do not protect the Company's proprietary rights to as great an extent as those of the U.S. Given the Company's relatively large concentration of international sales, the realization by the Company of any of these risks may likely have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Intense Competition

The financial services institutions software market is intensely competitive, rapidly evolving and subject to rapid technological change. Competitors vary in size and in the scope and breadth of their products and services. The Company encounters competition from a number of organizations which offer production software to financial services companies. Some of the Company's current and potential competitors have longer operating histories, better name recognition, and significantly greater financial, sales, marketing, technical and other competitive resources than the Company. As a result, they may be able to adapt more quickly than the Company to new or emerging technologies and changes in customer preferences or to devote greater resources than the Company to the development, promotion and sale of products. In addition, many of the Company's competitors have established, or may in the future establish, cooperative relationships or strategic alliances among themselves or with third parties to compete with the Company's products. Furthermore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share.

As many financial services companies continue to evaluate the replacement of their existing legacy systems, the Company believes that the financial services institutions software market will continue to attract new competitors and new technologies, possibly involving technologies that are more sophisticated and cost effective than the Company's technology. There can be no assurance that the Company will be able to compete successfully against any of these competitive pressures, any of which could result in lost orders or could compel the Company to make significant price reductions. The inability of the Company to avert these pressures successfully could result in a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

Rapid Technological Change; Development of New Products; Risk of Product Errors

The client/server application software market is characterized by rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable in short periods of time. The Company expects new products and services, and enhancements to existing products and services, to be developed and introduced by others, which will compete with the products and services offered by the Company. The life cycles of the Company's products are difficult to estimate. The Company's future success will depend upon its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing and marketing new products or produce enhancements that meet these changing demands, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that its new products and product enhancements will adequately meet the demands of the marketplace and achieve market acceptance. If the Company is unable to develop and introduce new products or product enhancements in a timely manner, or if a release of a new product does not achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected. Software products such as those offered by the Company may contain errors or otherwise fail to function properly when first introduced or when new versions are released. There can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments resulting in loss or delay in market acceptance, which could have a material adverse effect upon the Company's business, operating results and financial condition.

Continued Growth and Development of the Direct Banking Market

A portion of the Company's growth strategy is dependent upon the development and expansion of the market for direct banking services (which include alternate delivery channels such as the networks which comprise the Internet) as well as market acceptance of the Company's products and services. The market for direct banking services has only recently begun to develop, and market acceptance of the Company's products and services is uncertain. The Company began marketing its products to the Direct Banking Market in 1996 and, as of the date of this Prospectus, the Company has not received any revenues from this market. Certain critical issues concerning commercial use of alternate delivery channels, including capacity, security, reliability, ease and cost of access, and quality of service are evolving and may adversely impact the growth in the use of these channels. Despite the implementation of security measures, the use of the Internet remains subject to unknown security risks which may further deter financial institutions from licensing the Company's PROFILE products and individuals from conducting transactions via electronic commerce. Accordingly, the Company cannot predict the size of the market for direct banking services or the rate at which such market will grow. If the market for direct banking services fails to grow, grows more slowly than anticipated, or becomes saturated with competitors, the Company's prospects could be adversely affected.

Reliance on Intellectual Property and Proprietary Rights

The Company's success is heavily dependent upon the architecture and design of its PROFILE products. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not develop similar technology independently.

The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or license agreements or cause the Company to discontinue the use of the challenged tradename, service mark or technology at potentially significant expense to the Company associated with the marketing of a new name or the development or purchase of replacement technology, all of which could have a material adverse effect on the Company. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect upon the Company's operating results and financial condition.

Concentration and Mix of Revenues

Historically, a small number of customers have each accounted for at least 10% of the Company's revenues. In 1995, four customers accounted for approximately 71% of the Company's revenues. In 1994, four customers accounted for approximately 60% of the Company's revenues. Since the installation of a large software application can be a complex, time intensive and costly process, customers generally only undertake these projects on an irregular basis and the projects often take approximately ten to 15 months to implement. As a result, the amount of revenues derived from any given customer may vary significantly from year to year. Accordingly, the Company expects that the identity of customers accounting for large portions of revenues will change from year to year. The inability of the Company from year to year to obtain large installation engagements could have a material adverse effect on the Company's business, operating results and financial condition.

Fluctuations in Quarterly Operating Results; Third and Fourth Quarter Operating Results

The Company has experienced and may in the future continue to experience fluctuations in its quarterly operating results. Factors that may cause the Company's quarterly operating results to vary include the timing of new contract closings, the initiation of license and service fee revenue recognition, one-time payments from clients for license expansion rights, and the completion of large installation projects. Certain of these factors may also affect the Company's personnel utilization rates which may cause further variation in quarterly operating results. Due to all of the foregoing factors, it is likely that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors. Regardless of the general outlook for the Company's business, the announcement of quarterly results of operations below analyst and investor expectations is likely to result in a decline in the trading price of the Common Stock. Management anticipates that net income in both the third and fourth quarters of 1996 will be less than or equal to the comparable quarters in 1995 due to the following reasons:
(i) anticipated increases in expenses, especially in product development and sales and marketing, which the Company believes will enhance its future growth potential; (ii) the timing of the start of new contracts currently being pursued; and (iii) the fourth quarter of 1995 included one-time contract settlement totaling approximately $625,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

Reliance on Strategic Relationships

The Company has established non-exclusive partnership arrangements with several organizations, including Hewlett-Packard, IBM, Digital, and Oracle, that it believes are important to its sales, marketing and support activities. In particular, the Company's relationship with Digital has been instrumental in the Company's achievement of its historical revenue levels. The failure of the Company to maintain these relationships could have a material adverse effect on the Company's business, operating results and financial condition. See "Business."

Dependence on Key Personnel

The Company believes that its continued success depends to a significant extent upon the efforts and abilities of its senior management. In particular, the loss of the services of Michael A. Sanchez, the Company's Chairman and Chief Executive Officer, or Frank R. Sanchez, the Company's President and Chief Operating Officer, or any of the Company's other executive officers or senior managers could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not have employment agreements with any of its executive officers other than Richard H. Jefferson. See "Management--Employment Agreement."

Ability to Attract and Retain Key Technical Employees

The Company believes that its future success will also depend in large part upon its ability to attract and retain highly skilled technical, management and sales and marketing personnel. Moreover, because the development of the Company's software requires knowledge of computer hardware, operating system software, system management software and application software, key technical personnel must be proficient in a number of disciplines. Competition for such technical personnel is intense, and the failure of the Company to hire and retain talented technical personnel or the loss of one or more key employees could have an adverse effect on the Company's business, operating results and financial condition.

Future growth, if any, of the Company will require additional engineering, sales and marketing, financial and administrative personnel, to expand customer services and support and to expand operational and financial systems. There can be no assurance that the Company will be able to attract and retain the necessary personnel to accomplish its growth strategies or that it will not experience constraints that will adversely affect its ability to satisfy customer demand in a timely fashion. If the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition could be adversely affected.

Control by Principal Stockholders

After the completion of the Offering, Michael A. Sanchez, Frank R. Sanchez, Safeguard, and Radnor Venture Partners, L.P. ("Radnor"), the four largest stockholders of the Company (collectively, the "Principal Stockholders") and the Selling Stockholders in the Offering, will beneficially own in the aggregate approximately 58.8% of the outstanding Common Stock. As a result, such stockholders will collectively have the voting power to elect the Company's entire Board of Directors and to approve all matters requiring stockholder approval. See "Management--Executive Officers and Directors," "Principal and Selling Stockholders," "Certain Transactions" and "Shares Eligible for Future Sale."

Broad Discretion in Application of Proceeds; Acquisitions

The Company intends to use the net proceeds from the Offering for working capital, capital expenditures and general corporate purposes. In addition, a portion of the net proceeds may be used to make acquisitions. Accordingly, the specific uses for the net proceeds will be at the complete discretion of the Board of Directors of the Company and may be allocated based upon circumstances arising from time to time in the future. In addition, no assurance can be given that acquisitions will be available on terms and conditions acceptable to the Company. Acquisitions involve numerous risks, including, among other things, difficulties and expenses incurred in connection with the acquisitions and the subsequent assimilation of the operations and services of the acquired businesses, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired business. Acquisitions of foreign businesses may involve additional risks, including assimilating differences in foreign business practices, overcoming language barriers and transacting in foreign currencies. Furthermore, the failure of the operations of an acquired business to achieve anticipated results could be expected to have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds."

Dilution

As of June 30, 1996, the average price per share paid upon the original issuance by the Company of Common Stock prior to the Offering was $.72. Purchasers of the Common Stock of the Company offered hereby will suffer an immediate dilution of $3.99 in the net tangible book value per share of the Common Stock from the Exercise Price of the Rights. See "Dilution."

Requirements for Listing Securities on the Nasdaq National Market; Application of the Penny Stock Rules

The Company has applied with the Nasdaq National Market to have the Common Stock and Rights (the "Listed Securities") approved for listing (upon completion of the Offering with respect to the Common Stock and from the date of this Prospectus through the Expiration Date with respect to the Rights). If the Company is unable to maintain the standards for continued listing, the Listed Securities could be subject to delisting from the Nasdaq National Market. Trading, if any, in the Listed Securities would thereafter be conducted on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what is commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

In addition, if the Company's securities were delisted, they would be subject to the so-called penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1 million or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting, if it occurs, may affect the ability of broker-dealers to sell the Company's securities and the ability of purchasers in the Offering to sell their securities in the secondary market.

The Securities and Exchange Commission (the "Commission") has adopted regulations that define a "penny stock" to be any equity security that has a market price (as defined in the regulations) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result, if the Common Stock is determined to be "penny stock," an investor may find it more difficult to dispose of the Company's Common Stock.

No Prior Market; Possible Volatility of Stock Price

Prior to the Offering, there has been no public market for the Common Stock or the Rights, and there can be no assurance that an active public market will develop or be sustained. The Exercise Price of the Rights and purchase price of the Common Stock under the Standby Underwriting Agreement has been determined solely by negotiations between the Company, the Selling Stockholders and the Underwriters and does not necessarily reflect the price at which shares of Common Stock may be sold in the public market during or after the Offering. See "The Offering--Background" for a discussion of the factors considered in determining the Exercise Price. The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in some cases been unrelated to the operating performance of particular companies, and the market for technology stocks, such as the Common Stock, can be subject to greater price volatility than the stock market in general. In addition, factors such as announcements of technological innovations, announcements of new products by the Company's competitors or third parties, and market conditions in the information technology industry may have a significant impact on the market price of the Common Stock.

Shares Eligible for Future Sale

A substantial number of outstanding shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding stock options and warrants will become eligible for future sale in the public market at various times. In addition to the factors affecting the stock market in general and the market for the Common Stock discussed above, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have 10,707,755 shares of Common Stock outstanding, excluding 1,082,489 shares of Common Stock subject to stock options and warrants outstanding as of August 31, 1996 and any stock options or warrants granted by the Company after August 31, 1996. Of these shares, the Common Stock sold by the Company in the Offering and the Selling Stockholders, except for certain shares described below, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"). The remaining 7,526,255 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 under the Act ("Rule 144") and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701 ("Rule 701") under the Act. Without considering the contractual restrictions described below, approximately (i) 539,696 Restricted Shares are eligible for sale in the public market in accordance with Rule 144(k) under the Act, (ii) 257,194 Restricted Shares will be eligible for sale 90 days after the date of this Prospectus, subject to volume and other resale conditions imposed by Rule 701, and (iii) 6,729,365 Restricted Shares will be eligible for future sale subject to the holding period and other conditions imposed by Rule 144. Certain restrictions on shares of Common Stock are applicable to (i) any shares of Common Stock purchased in the Offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144, except for the holding period requirements thereunder, and (ii) the shares of Common Stock beneficially owned by the Principal Stockholders that are not being offered hereby, all of which, together with the shares of Common Stock beneficially owned by the seven other executive officers of the Company, each director of the Company and Warren V. Musser and his assignees, are subject to lock-up agreements (the "Lock-Up Agreements") and pursuant to such agreements will not be eligible for sale or other disposition until 180 days after the Expiration Date (the "Lock-Up Expiry Date") without the prior written consent of the Underwriters. In addition, the Company has granted Radnor and Safeguard certain registration rights whereby they may cause the Company to register their shares of Common Stock. See "Shares Eligible for Future Sale."

It is anticipated that a registration statement (the "Form S-8 Registration Statement") covering the Common Stock that may be issued pursuant to the exercise of options awarded by the Company will be filed and become effective prior to the Lock-Up Expiry Date, and that shares of Common Stock that are so acquired or offered thereafter pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation. Subject to the provisions of any Lock-Up Agreement, shares of Common Stock may be resold in the public market beginning 90 days after the date of this Prospectus pursuant to Rule 701 (i) by persons who are not affiliates of the Company, without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144 and (ii) by affiliates of the Company, without compliance with the holding period requirements of Rule 144. See "Management--1995 Equity Compensation Plan," "Shares Eligible for Future Sale--Options and Warrants" and "Underwriting."

Possible Issuances of Preferred Stock

Shares of preferred stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company and potentially prevent the payment of a premium to stockholders in an acquisition transaction. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock--Preferred Stock."

No Dividends

To date, the Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash or other dividends in the foreseeable future. See "Dividend Policy."

Cancellation of Rights Offering

If the conditions precedent to the sale to the Underwriters of the Excess Unsubscribed Shares on the sixth business day after the Expiration Date (the "Closing Date") are not satisfied (assuming that there are Excess Unsubscribed Shares), the Underwriters may elect, on or before the Closing Date, to cancel the Rights Offering and the Company and the Selling Stockholders will not have any obligations with respect to the Rights except to return, without interest, any payment received in respect of the Exercise Price. See "The Offering-- Cancellation of Rights Offering" and "Underwriting." The Company has been advised by the NASD that it is likely that trades in the Rights and the when-issued shares of Common Stock in the market would be canceled if the Rights Offering is not consummated.

                                  The Offering


The Company is granting, at no cost, to the holders of Safeguard Common Shares of record at the close of business on the Record Date, the Company Rights, on the basis of one Company Right for every ten Safeguard Common Shares. The Selling Stockholders have agreed with the Company to sell 1,023,500 shares of Common Stock upon the exercise of the Company Rights and the Company will sell the remaining 2,006,500 shares of Common Stock upon the exercise of the Company Rights. The Company is granting, at no cost, the 151,500 Direct Rights to the Direct Purchasers. Each Right enables the holder to purchase one share of Common Stock at an Exercise Price anticipated to be between $5.00 and $6.00 per share. As of the close of business on the day before the date of this Prospectus, there were __________ Safeguard Common Shares outstanding. Accordingly, depending on changes in the number of outstanding Safeguard Common Shares through the Record Date (principally as a result of the exercise of options and the conversion of convertible securities to purchase Safeguard Common Shares), a total of approximately _________ Company Rights will be issued to holders of Safeguard Common Shares outstanding on the Record Date. In the event that Company Rights to purchase fewer than 3,030,000 shares of Common Stock are issued to holders of Safeguard Common Shares, the shares of Common Stock subject to such Undistributed Rights will be offered by the Company to the Other Purchasers at the Exercise Price.

Background

The Company has agreed with the Selling Stockholders to make a Rights Offering to holders of Safeguard Common Shares on the terms set forth in this Prospectus. The Company believes that the Rights Offering offers several advantages over a traditional initial public offering, including, the opportunity to offer its Common Stock to investors who, as Safeguard shareholders, already have some knowledge of the Company's business, the opportunity to achieve a broader distribution to a more stable shareholder base and the minimization of underwriting discounts and commissions. In addition, Safeguard has advised the Company that it prefers the Rights Offering to a traditional initial public offering because it allows its shareholders the opportunity to purchase shares of Common Stock at the initial offering price before such shares are offered to the general public by the Underwriters.

Prior to the Rights Offering, there has been no public market for the Common Stock or the Rights. Consequently, the Exercise Price was determined by negotiations among the Company, the Selling Stockholders and the Underwriters. In determining the Exercise Price, the Underwriters, and the Boards of Directors of the Company and Safeguard, Michael A. Sanchez, Frank R. Sanchez and Radnor considered such factors as the future prospects and historical growth rate in revenues and earnings of the Company; its industry in general and the Company's position in its industry; revenues, earnings and certain other financial and operating information of the Company in recent periods; market valuations of the securities of companies engaged in activities similar to those of the Company; and the management of the Company.

Exercise Privilege

Each Right will entitle the holder thereof to receive, upon payment of the Exercise Price, one share of Common Stock, subject to the restrictions described herein (the "Exercise Privilege"). Persons may not exercise Rights for fewer than 50 shares of Common Stock. In the event that a holder of Rights meeting the minimum exercise requirement elects to exercise in multiple transactions and one such transaction involves less than the minimum exercise requirement, such holder should provide to the Rights Agent a letter stating that such holder has already exercised a sufficient number of Rights to satisfy the minimum exercise requirement. For purposes of the Rights Offering, a person that holds Safeguard Common Shares in multiple accounts must meet the 50 share minimum purchase requirement in each account. Accordingly, persons holding fewer than 50 Rights in an account should consider the advisability of consolidating the Rights in one account, selling Rights, or purchasing additional Rights to comply with the minimum exercise requirements of the Rights Offering. The Company has established these minimum exercise requirements primarily to limit the costs associated with a significant number of odd lots of the Common Stock.

No Fractional Rights

No fractional Rights will be issued in the Rights Offering and a holder of a number of Safeguard Common Shares not evenly divisible by ten will be entitled to receive the next higher whole number of Rights. For purposes of this rounding process, record holders of Safeguard Common Shares known to be acting as nominees for beneficial holders of Safeguard Common Shares will be disregarded, and the rounding process will take place with respect to the aggregate holdings of Safeguard Common Shares by the beneficial holder.

Expiration Date

The Rights Offering will terminate, and the Rights will expire, at 5:00 p.m., New York City time, on _____, 199__, the Expiration Date. After the Expiration Date, unexercised Rights will be null and void. Neither the Company nor any Selling Stockholder will be obligated to honor any purported exercise of Rights received by ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent") after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the delayed delivery procedures described below under "-- Method of Exercising Rights."

Method of Transferring Rights

Rights may be transferred, in whole or in part, by endorsing and delivering to the Rights Agent, at the addresses set forth below under "-- Method of Exercising Rights," a Rights certificate that has been properly endorsed for transfer, with instructions to reissue the Rights, in whole or in part, in the name of the transferee. The Rights Agent will reissue certificates for the transferred Rights to the transferee, and will reissue a certificate for the balance, if any, to the holder of the Rights, in each case to the extent it is able to do so prior to the Expiration Date. Safeguard and the Company believe that a market for the Rights may develop during the period preceding the Expiration Date. The Company has applied with the Nasdaq National Market to have the Rights approved for quotation and has reserved "SCAIR" as the Nasdaq symbol under which the Rights will trade during such period. Any questions regarding the transfer of Rights should be directed to the Rights Agent at P.O. Box 798, Midtown Station, New York, NY 10018, Attention: Reorganization Department, telephone number (800) 777-3674.

Because persons may not exercise Rights for fewer than 50 shares of Common Stock, persons holding fewer than 491 Safeguard Common Shares in one account will not be entitled to exercise Company Rights unless they consolidate Company Rights received in multiple accounts or acquire enough additional Company Rights in the market to satisfy the 50 share minimum exercise requirement. Such holders should consult with their investment advisor and review various alternatives, including acquiring additional Rights or selling or otherwise transferring their Rights. All commissions, fees and other expenses (including brokerage commissions and any transfer taxes) incurred in connection with the purchase or sale of Rights are for the account of the transferor and transferee of Rights, and none of such commissions, fees or expenses will be paid by the Company or the Selling Stockholders.

Method of Exercising Rights

Rights may be exercised by completing and signing the election to purchase form that appears on the back of each Rights certificate. The completed and signed election to purchase form, accompanied by payment in full of the Exercise Price for all shares for which the Exercise Privilege has been exercised, must be received by the Rights Agent on or before the Expiration Date. Neither the Company nor any Selling Stockholder will be obligated to honor any purported exercise of Rights received by the Rights Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the delayed delivery procedures described below. Therefore, the Company and Safeguard suggest, for the holders' protection, that Rights be delivered to the Rights Agent by overnight or express mail courier, or, if mailed, by registered mail. Persons may not exercise Rights for fewer than 50 shares of Common Stock in each account.

The Rights and Exercise Price, if any, should be mailed or delivered to the Rights Agent as follows:


      By Mail:                     By Hand or by Overnight/Express Mail Courier:

      ChaseMellon Shareholder      ChaseMellon Shareholder
       Services, L.L.C.             Services, L.L.C.
      P.O. Box 798                 120 Broadway, 13th Floor
      Midtown Station              New York, NY  10271
      New York, NY  10018


Payment of the Exercise Price must be made in U.S. dollars by cash, check or money order payable to "Safeguard Escrow Account."

An exercise also will be in acceptable form if, on or before the Expiration Date, the Rights Agent has received payment in full of the Exercise Price for shares to be purchased pursuant to the Exercise Privilege and a letter or telegraphic notice from a bank, trust company or member firm of the New York or American Stock Exchanges setting forth the subscriber's name, address and taxpayer identification number, the number of shares subscribed for pursuant to the Exercise Privilege, and guaranteeing that a properly completed and signed election to purchase form will be delivered to the Rights Agent within three business days after the Expiration Date. Acceptance of subscriptions in the foregoing manner will be subject to receipt of the duly executed election to purchase form with respect to the Exercise Privilege within such three business day period. No formal arrangements for the deposit of election to purchase forms have been made with any bank, trust company or member firm.

A holder of Rights who purchases less than all the shares of Common Stock represented by his Rights certificate will receive from the Rights Agent a new Rights certificate representing the balance of the unsubscribed Rights, to the extent that the Rights Agent is able to reissue a Rights certificate prior to the Expiration Date.

Certificates representing the Common Stock purchased by exercising the Exercise Privilege will be issued as soon as practicable after the sale of the Unsubscribed Shares and in no event later than six business days after the Expiration Date. See "--Sales of Unsubscribed Shares; Standby Commitment." All funds received by the Rights Agent in payment of the Exercise Price will be retained in escrow by the Rights Agent and will not be delivered to the Company or the Selling Stockholders until the certificates representing Common Stock have been issued.

Record holders of Safeguard Common Shares who hold such shares for the account of others (e.g., brokers or depositories for securities), and who thus receive Rights certificates representing Rights for the account of more than one beneficial owner, should provide such beneficial owners with copies of this Prospectus and should ascertain and execute on their behalf the intentions of such beneficial owners as to the exercise or transfer of such Rights.

All questions as to the validity, form, eligibility (including times of receipt, beneficial ownership and compliance with minimum exercise provisions) and acceptance of subscription forms and the Exercise Price will be determined by Safeguard, whose determination will be final and binding. Once made, subscriptions are irrevocable, and no alternative, conditional or contingent subscriptions will be accepted. Safeguard reserves the absolute right to reject any or all purchases not properly submitted or the acceptance of which would, in the opinion of its counsel, be unlawful. Safeguard also reserves the right to waive any irregularities (or conditions) and Safeguard's interpretations of the terms (and conditions) of the Rights Offering shall be final and binding. Any irregularities in connection with purchases must be cured within five business days of the giving of notice of defect by the Rights Agent, but no later than three business days after the Expiration Date, unless waived by Safeguard. The Company, the Selling Stockholders, the Underwriters and the Rights Agent are not under any duty to give notification of defects in such subscriptions and will not have any liability for failure to give such notifications. Exercises will not be deemed to have been made until such irregularities have been cured or waived and rejected exercises and the Exercise Price paid therefor will be returned promptly by the Rights Agent to the appropriate holders of the Rights.

Investor Information

Investors who desire additional copies of this Prospectus or additional information should contact Jean K. Robinson at J.P. Morgan Securities Inc., 60 Wall Street, New York, New York 10260-0060, telephone number (212) 648-1889 or Franklin M. Stokes at Wheat, First Securities, Inc., Riverfront Plaza, 901 East Byrd Street, Richmond, Virginia 23219, telephone number (804) 782-3446.

Expectations Concerning the Exercise of Rights

Warren V. Musser, the Chairman and Chief Executive Officer of Safeguard, and/or his assignees are expected to exercise all Rights distributed to them and acquire approximately 343,000 shares of Common Stock through the Rights Offering.

Sales of Unsubscribed Shares; Standby Commitment

The Unsubscribed Shares will be sold, as to the first 300,000 Unsubscribed Shares, at the Exercise Price to the Other Purchasers (who are comprised of persons selected by the Company) and, as to the number of Unsubscribed Shares exceeding the 300,000 shares of Common Stock offered to the Other Purchasers (the "Excess Unsubscribed Shares"), to the Underwriters at the Exercise Price less the Total Underwriting Discount pursuant to the Standby Underwriting Agreement.

The Selling Stockholders are offering the first 300,000 Unsubscribed Shares at the Exercise Price to the Other Purchasers and expect to enter into, prior to the Expiration Date, agreements obligating them to sell up to an aggregate of 300,000 Unsubscribed Shares to the Other Purchasers and obligating the Other Purchasers to purchase from them up to an aggregate of 300,000 Unsubscribed Shares. In the event that less than 300,000 Unsubscribed Shares are available for sale to the Other Purchasers as of the Expiration Date, the number of remaining Unsubscribed Shares will be sold to each Other Purchaser, on a discretionary basis, as derived by multiplying the maximum number of Unsubscribed Shares each Other Purchaser has agreed to purchase by the fraction obtained after dividing the aggregate number of remaining Unsubscribed Shares by 300,000. In the event that the Other Purchasers fail to purchase any of the Unsubscribed Shares which they are obligated to purchase such circumstances would result in the failure to satisfy a condition precedent to the Underwriters' obligation to purchase Excess Unsubscribed Shares under the Standby Underwriting Agreement which, unless waived by the Underwriters, would result in the termination of the Rights Offering and the return of payments received in respect of the Exercise Price, without interest. The Underwriters may elect to purchase all, but not less than all, Unsubscribed Shares in the event the Other Purchasers fail to purchase any of the Unsubscribed Shares which they are obligated to purchase. See "--Cancellation of Rights Offering" and "Underwriting."

In accordance with the Standby Underwriting Agreement, the Underwriters (i) will receive the Financial Advisory Fee equal to 3% of the Exercise Price of each share of Common Stock subject to the Offering, and (ii) will purchase, within six business days after the Expiration Date and subject to the terms and conditions of the Standby Underwriting Agreement, the Excess Unsubscribed Shares at a price per share equal to the Exercise Price less the Underwriting Discount equal to 4% of the Exercise Price for each Unsubscribed Share in addition to the Financial Advisory Fee for such share. Under certain circumstances, the Underwriters may be entitled to receive the Underwriting Discount for shares of Common Stock acquired by them pursuant to the exercise of Rights purchased by them. See "Underwriting." The Excess Unsubscribed Shares acquired by the Underwriters pursuant to the Standby Underwriting Agreement, the Common Stock acquired by the Underwriters pursuant to the exercise of Rights and the Common Stock acquired by the Underwriters in the market will be offered by the Underwriters to the public at prices which may vary from the Exercise Price. If all of the Rights are exercised, or if the number of Unsubscribed Shares is 300,000 or less, there will be no Excess Unsubscribed Shares and the Underwriters will not be required to purchase any Common Stock pursuant to the Standby Underwriting Agreement unless the Other Purchasers do not fulfill their obligations to purchase the Unsubscribed Shares. The Underwriters may terminate their obligations under the Standby Underwriting Agreement if certain events occur, or if the Company or any Selling Stockholder fails to comply with any of their respective obligations under the Standby Underwriting Agreement. See "Underwriting." The Company and Selling Stockholders have granted to the Underwriters a 20-day option commencing on the Expiration Date to purchase a maximum of

303,000 additional shares of Common Stock to cover over-allotments, if any, of which 151,500 shares of Common Stock would be sold by the Company and an aggregate of 151,500 shares of Common Stock would be sold by the Selling Stockholders. See "Underwriting." The Company intends to supplement the Prospectus after the Expiration Date to set forth the results of the Rights Offering, the transactions by the Underwriters during the Exercise Period, the number of Unsubscribed Shares purchased by the Other Purchasers, if any, the number of Unsubscribed Shares purchased by the Underwriters, if any, and the subsequent reoffering thereof.

Cancellation of Rights Offering

If the conditions precedent to the sale to the Underwriters of the Excess Unsubscribed Shares on the sixth business day after the Expiration Date (the "Closing Date") are not satisfied (assuming that there are Excess Unsubscribed Shares), the Underwriters may elect, on or before the Closing Date, to cancel the Offering and the Company and the Selling Stockholders will not have any obligations with respect to the Rights except to return, without interest, any payment received in respect of the Exercise Price. See "Underwriting." The Company has been advised by the NASD that it is likely that trades in the Rights and the when-issued shares of Common Stock in the market would be canceled if the Offering is not consummated.

Federal Income Tax Consequences

The following is a summary of the material federal income tax consequences affecting holders of Safeguard Common Shares receiving Company Rights in the Offering. In the opinion of Morgan, Lewis & Bockius LLP, the distribution of the Company Rights by the Company may constitute taxable income to holders of Safeguard Common Shares under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be subject to state or local income taxes. Because of the complexity of the provisions of the Code referred to below and because tax consequences may vary depending upon the particular facts relating to each holder of Safeguard Common Shares, such holders should consult their own tax advisors concerning their individual tax situations and the tax consequences of the Offering under the Code and under any applicable state, local or foreign tax laws.

Safeguard has been advised by Morgan, Lewis & Bockius LLP that, under current interpretations of case law, the Code, and applicable regulations thereunder, the federal income tax consequences applicable to holders of Safeguard Common Shares receiving Company Rights in the Offering generally are as follows:

Distribution of Company Rights to Holders of Safeguard Shares

The Company Rights, representing the right to acquire shares of Common Stock from the Company or the Selling Stockholders, can be considered as constituting "property" within the meaning of Section 317(a) of the Code. The federal income tax consequences of a distribution by the Company of the Company Rights which are considered "property" to holders of Safeguard Common Shares, as determined under the Code and the regulations thereunder, are as follows: (i) each noncorporate holder of Safeguard Common Shares will be deemed to have received a distribution from Safeguard, generally taxable as ordinary dividend income, in an amount equal to the fair market value (if any) of the Company Rights, as of the date of distribution, (ii) each corporate holder of Safeguard Common Shares (other than foreign corporations and S corporations) will be deemed to have received a distribution from Safeguard (generally taxable as a dividend subject to the dividends received deduction for corporations (generally 70%, but 80% under certain circumstances)) in an amount equal to the fair market value (if any) of the Company Rights, as of the date of distribution; and (iii) the tax basis of the Company Rights in the hands of each holder (whether corporate or noncorporate) of Safeguard Common Shares will be equal to the fair market value (if any) of the Company Rights as of the date of distribution. Because of the predominantly factual nature of determining the fair market value, if any, of the Company Rights, Morgan, Lewis & Bockius LLP has expressed no opinion with respect to the fair market value of the Company Rights.

Since the fair market value of the Company Rights will determine the amount of taxable income deemed received by the holders of Safeguard Common Shares, the determination of the fair market value of each Right as of the date of distribution is critical. The Exercise Price was determined through arms-length negotiations among the Company, the

Selling Stockholders and the Underwriters. Based on these negotiations and because Safeguard views the Company Rights as merely a mechanism that permits the purchase of the Common Stock, Safeguard's Board of Directors believes that the per share value of Common Stock represented by the Company Rights at the date of the commencement of the Offering approximates the Exercise Price, and that the Company Rights should have no value for federal income tax purposes. However, the Internal Revenue Service is not bound by this determination. See "--Background."

Exercise of Rights

Holders of Company Rights, whether corporate or noncorporate, will recognize neither gain nor loss upon the exercise of the Company Rights. A holder of Company Rights who receives shares of Common Stock upon the exercise of the Company Rights will acquire a tax basis in such shares equal to the sum of the Exercise Price paid under the Offering and the tax basis (if any) of the holder of Company Rights in the Company Rights.

Transfer of Rights

The transferable nature of the Company Rights will permit a holder of Company Rights to sell Company Rights prior to exercise. Pursuant to Section 1234 of the Code, a Company Rights holder who sells Company Rights prior to exercise will be entitled to treat the difference between the amount received for the Company Rights and the adjusted tax basis (if any) of the holder of Company Rights in the Company Rights as a short-term capital gain or capital loss, provided that Common Stock subject to the Company Rights would have been a capital asset in the hands of the holder had it been acquired by him. The gain or loss so recognized will be short-term since the Company Rights will have been held for not longer than one year.

Non-Exercise of Rights

The income tax treatment applicable to holders of Company Rights who fail to exercise or transfer their Company Rights prior to the Expiration Date also is set forth in Section 1234 of the Code. Holders of Company Rights who allow their Company Rights to lapse are deemed under the Code to have sold their Company Rights on the date on which the Company Rights expire. Since upon such lapse no consideration will be received by a holder of Company Rights, and since the Company Rights will have been held for not longer than one year, a short-term capital loss equal to the tax basis (if any) in the Company Rights will be sustained by the holder on such lapse, provided that Common Stock subject to the Company Rights would have been a capital asset in the hands of the holder had it been acquired by him.

                                Use of Proceeds


The minimum net proceeds to the Company from the sale of the 2,158,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $10,346,500 after deducting estimated offering expenses allocable to and payable by the Company (including the maximum applicable non-accountable expense allowance to the Underwriters) and assuming the sale of all such shares pursuant to the Standby Underwriting Agreement (other than the 151,500 shares upon the exercise of Direct Rights), the payment to the Underwriters of the Total Underwriting Discount with respect to the shares sold by the Company pursuant to the Standby Underwriting Agreement and the payment of only the Financial Advisory Fee with respect to the shares of Common Stock sold by the Company to the Direct Purchasers upon the exercise of Direct Rights. In the event more of the shares of Common Stock offered hereby are sold pursuant to the exercise of Rights, the Company will not be obligated to pay the Underwriting Discount with respect to such shares and will, therefore, realize an amount of net proceeds greater than approximately $10,346,500. See "The Offering--Sales of Unsubscribed Shares; Standby Commitment" and "Underwriting." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

The principal reason for the Offering is to establish a stronger capital base for the Company to support the continued expansion of its business. The Company intends to use the net proceeds, together with cash flow from operations, for working capital, capital expenditures and general corporate purposes. The Company may expand its technical and marketing capabilities through the acquisition of other companies or businesses that are complementary to the Company's current business. A portion of the net proceeds from the Offering may be used in the future for such acquisitions, although the Company has no commitments or understandings with respect to future acquisitions, nor is it currently actively considering any particular acquisition. The Company has not determined the amounts it intends to utilize on each of the listed uses, or the timing of such uses. The amounts actually expended for each use may vary significantly depending upon a number of factors, including future revenue growth, if any, the amount of cash generated or used by the Company's operations and the status of acquisition opportunities, if any, presented to the Company. The Company believes that the net proceeds from the sale of the Common Stock offered hereby, together with its current cash balances and cash flow from future operations will be sufficient to fund its operating requirements for the foreseeable future. Pending such uses, the net proceeds of the Offering will be invested in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."


                                Dividend Policy

To date, the Company has not paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will depend, among other things, on the Company's results of operations and financial condition and on such other factors as the Company's Board of Directors may, in its discretion, consider relevant.

                                 Capitalization


The following table sets forth the total capitalization of the Company as of June 30, 1996, and as adjusted to reflect the sale of 2,158,000 shares of Common Stock by the Company pursuant to the Offering and the application of the estimated net proceeds of approximately $10,346,500 therefrom. This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto and other financial information included elsewhere in this Prospectus.

                                                      ------------------------
                                                         As of June 30, 1996
                                                         Actual    As Adjusted
                                                      -----------  -----------
Dollars in thousands                                         (Unaudited)

Long-term debt, including current portion..............   $  342       $   342

Stockholders' equity:
   Preferred Stock, no par value; 10,000,000 shares
      authorized and no shares issued..................       --            --
   Common stock, no par value; 50,000,000 shares
      authorized, and 8,405,755 and 10,563,755
      (as adjusted) shares issued......................       84           106
   Additional paid-in capital..........................    6,019        16,344
   Retained earnings...................................      538           538
   Notes due on common stock purchases.................     (652)         (652)
                                                          ------       -------
   Total stockholders' equity..........................    5,989        16,336
                                                          ------       -------

   Total capitalization................................   $6,331       $16,678
                                                          ======       =======

                                    Dilution


The net tangible book value of the Company as of June 30, 1996 was approximately $5,609,000 or $.67 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after June 30, 1996, other than to give effect to the items described in Note 1 appearing immediately below the following table, the pro forma net tangible book value of the Company as of June 30, 1996 would have been approximately $15,955,500 or $1.51 per share. This represents an immediate increase in such pro forma net tangible book value of $.84 per share to existing stockholders and an immediate dilution of $3.99 per share to investors purchasing Common Stock at the Exercise Price in the Offering. New stockholders that acquire Common Stock from the Underwriters at a price greater than the Exercise Price will experience greater dilution. The following table illustrates this per share dilution in net tangible book value:

Exercise Price..................................................         $5.50
  Net tangible book value per share as of June 30, 1996.........   $.67
  Increase per share attributable to new stockholders(1)........    .84
Pro forma net tangible book value per share as of                  ----
  June 30, 1996.................................................          1.51
                                                                         -----

Dilution per share to new stockholders..........................         $3.99
                                                                         =====

- ------------------------

(1) Reflects the sale by the Company of 2,158,000 shares of Common Stock and the receipt of approximately $10,346,500 in net proceeds from the Offering after deducting the maximum Total Underwriting Discount with respect to such shares of approximately $797,500 and estimated offering expenses of $725,000 (including $125,000 representing the maximum applicable non-accountable expense allowance to the Underwriters).

The following table sets forth, on an adjusted basis as of June 30, 1996, the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid upon original issuance to stockholders prior to the Offering and by new investors before deducting the Underwriters' compensation and estimated offering expenses:

                            ------------------------------------------------------------------------------------
                               Shares Purchased(1)          Total Consideration
                            --------------------------  ---------------------------
                                                                                        Average Price
                              Number    Percentage          Amount     Percentage         Per Share
                            ----------  --------------  ------------  -----------       -------------
Existing stockholders...     8,405,755     79.6%         $ 6,046,000      33.7%             $ .72
New stockholders........     2,158,000     20.4           11,869,000      66.3              $5.50
                            ----------    ------         -----------     ------
    Total...............    10,563,755    100.0%         $17,915,000     100.0%
                            ==========    ======         ===========     ======

- ------------------------

(1) Sales by the Selling Stockholders in the Offering will cause the number of shares held by existing stockholders to be reduced to approximately 7,382,255 shares or 69.9% of the total shares of Common Stock to be outstanding after the Offering, and will increase the number of shares held by new investors to approximately 3,181,500 shares, or 30.1% of the total shares of Common Stock to be outstanding after the Offering. See "Principal and Selling Stockholders."

The foregoing tables assume no exercise of outstanding options or warrants. As of June 30, 1996, there were outstanding (i) options to purchase an aggregate of 873,011 shares of Common Stock (of which 495,875 were exercisable at June 30,
1996) at a weighted average exercise price of $2.41 per share and (ii) warrants to purchase an aggregate of 360,000 shares of Common Stock at an exercise price of $1.39 per share. As of June 30, 1996, the Company had an additional 1,343,364 shares of Common Stock available for future grants and other issuances under its 1995 Equity Compensation Plan. See "Management--1995 Equity Compensation Plan" and Note 8 to the Consolidated Financial Statements appearing elsewhere in this Prospectus.

                      Selected Consolidated Financial Data


The selected consolidated financial data presented below as of December 31, 1992, 1993, 1994 and 1995 and for the four-year period ended December 31, 1995 have been derived from the Company's audited consolidated financial statements. In management's opinion, the Company's unaudited consolidated financial statements as of December 31, 1991 and for the year then ended and as of June 30, 1995 and 1996 and for the six months then ended include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. Consolidated operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the notes thereto and other financial information appearing elsewhere in this Prospectus.

                                        ----------------------------------------------------------  ----------------------
                                                                                                       Six Months Ended
                                                        Year Ended December 31,                             June 30,
                                            1991        1992        1993        1994        1995        1995        1996
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
In thousands, except per share data     (Unaudited)                                                       (Unaudited)
Statement of Operations Data
Revenues:
  Software license fees...............   $ 4,365     $ 3,755     $ 2,184     $ 6,111     $ 6,532     $2,155      $ 3,694
  Product enhancement fees............       620       2,131       2,045       1,564       1,797        772          427
  Implementation and consulting
  services............................     1,990       3,394       3,729       4,347       4,496      2,141        2,045
  Software maintenance fees...........     2,424       2,601       3,359       3,494       4,017      2,196        2,084
                                         -------     -------     -------     -------     -------     ------      -------
     Total revenues...................     9,399      11,881      11,317      15,516      16,842      7,264        8,250
Operating expenses:
  Product development.................     2,565       3,369       2,991       3,805       3,300      1,675        1,851
  Product support.....................     1,597       1,923       2,509       2,315       2,515      1,345        1,443
  Implementation and consulting.......     1,322       2,434       2,436       2,678       3,176      1,642        1,341
  Sales and marketing.................     1,377       1,630         993       1,282       2,080        913        1,404
  Royalties and sublicense fees.......       320         587         331       1,477       1,331        393        1,013
  General and administrative..........     1,538       1,579       1,511       1,885       1,824        998          705
                                         -------     -------     -------     -------     -------     ------      -------
Total operating expenses..............     8,719      11,522      10,771      13,442      14,226      6,966        7,757
                                         -------     -------     -------     -------     -------     ------      -------
Income from operations................       680         359         546       2,074       2,616        298          493
Interest income (expense), net........      (111)         (2)        (28)          6          93         47          146
                                         -------     -------     -------     -------     -------     ------      -------
Income before income taxes............       569         357         518       2,080       2,709        345          639
Income tax provision (benefit)........        27          25          55        (958)      1,122        138          262
                                         -------     -------     -------     -------     -------     ------      -------
Net income............................   $   542     $   332     $   463     $ 3,038     $ 1,587     $  207      $   377
                                         =======     =======     =======     =======     =======     ======      =======

Net income per common share...........      $.06        $.04        $.05        $.33        $.17       $.02         $.04
Weighted average number of shares
    outstanding.......................     8,976       8,916       9,056       9,272       9,576      9,557        9,220

                                        ----------------------------------------------------------  ----------------------
                                                           As of December 31,                            As of June 30,
                                            1991        1992        1993        1994        1995       1995         1996
                                        -----------  ----------  ----------  ----------  ---------  ----------  -----------
                                        (Unaudited)                                                       (Unaudited)
In thousands
Balance Sheet Data:
Cash and cash equivalents.............   $ 1,007     $  257      $  365      $ 2,656     $ 5,546     $1,592      $4,731
Working capital.......................    (1,282)    (1,298)       (320)       2,318       4,751      2,446       5,098
Total assets..........................     3,622      3,868       3,593        8,530      12,147      7,726      12,596
Long-term debt, including current
 portion..............................       234        179         174          242         341        430         342
Total stockholders' equity............       (21)       284         747        3,785       5,605      4,043       5,989

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations


The following information should be read in connection with the information contained in the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

Overview

The Company designs, develops, markets, implements and supports comprehensive banking software, called PROFILE, for financial services organizations worldwide. Sanchez's highly flexible PROFILE family of products is comprised of three integrated modules which operate on open, client-server platforms. The primary module, called PROFILE/Anyware, is a multi-currency bank production system which supports deposit, loan, customer, transaction processing and bank management requirements through multiple distribution channels, including the Internet. The other modules are PROFILE/FMS, a multi-company, multi-currency, financial management and accounting system, and PROFILE/ITS, a system that processes treasury transactions including foreign exchange, money market, securities trading (capital markets), futures, options and trade finance. The PROFILE system is currently licensed to 23 clients in nine countries serving more than 400 financial institutions.

Founded in 1979, the Company initially generated all of its revenue from U.S. based financial institutions. In the early 1990s, the Company identified two niches: the Canadian Credit Union marketplace and the Emerging Banking Market in Central Europe. For the three year period ended December 31, 1995, 54% of the Company's revenues were generated from these two markets, although in 1995, when 62% of the Company's revenue was generated from these two markets, 51% was from Central Europe and only 11% was from Canada. The Company anticipates that a significant portion of its revenues in the future will be derived from the Emerging Banking Market and the Direct Banking Market (see "Business--Industry Overview" for descriptions of these markets). For more information about the Company's revenues from foreign operations, see Note 4 to the Consolidated Financial Statements.

The Company prices its software products in three primary components: (i) license fees for PROFILE software products and from the licensing and delivery of software of third party vendors; (ii) fees for a full range of services which complement its software products, including product enhancement fees and implementation, consulting, conversion, training and installation services; and
(iii) support and maintenance revenue. License, product enhancement, implementation, consulting, conversion, training and installation fees are paid in stages upon the completion by the Company of certain defined deliverables. The client implementation projects generally take from ten to 15 months to complete. The Company recognizes revenue from these fees using the percentage-of-completion contract accounting method and recognizes revenue from maintenance contracts ratably over the periods covered. For the three year period ended December 31, 1995, license fees accounted for 34% of total revenues. If the Company's strategies related to the Direct Banking Market are successful, it is anticipated that the license fee component of total revenue will increase.

The Company's backlog at June 30, 1996 amounted to $23.2 million. The components of the backlog were $11.1 million for software license, product enhancement and implementation and consulting revenues and $12.1 million for maintenance and support. The Company anticipates recognizing approximately $8.0 million of this backlog in the second half of 1996 and $9.5 million in the year 1997. At June 30, 1995, the Company's backlog amounted to $15.8 million, consisting of $7.2 million for software license, product enhancement and implementation and consulting revenues and $8.6 million for maintenance and support.

Historically, the Company's revenues were dependent upon opportunities developed by its first hardware manufacturing partner, Digital, and by the Company 's direct marketing efforts. Since the beginning of 1995, the Company has established marketing agreements with IBM, Hewlett-Packard, Oracle, and most recently, Price Waterhouse and a subsidiary of Security First Network Bank. Although substantially all of the Company's revenue to date has been generated in conjunction with systems running on Digital platforms, the Company is currently in several bids with Hewlett-Packard and anticipates identifying opportunities with all of its partners going forward. In addition, the Company has been investing additional resources to enhance its own direct marketing efforts.

The Company has historically experienced a certain degree of variability in its quarterly revenue and earnings patterns. This variability is typically driven by significant events which directly impact the recognition of project related revenues. Examples of such events include the timing of new business contract closings and the initiation of license and service fee revenue recognition (see "Risk Factors--Concentration and Mix of Revenues"), "one-time" payments from existing clients for license expansion rights (required to process a greater number of customer accounts or expand the number of permitted users), and completion of a significant implementation project roll out and the related revenue recognition. Fluctuations in the timing and amounts of additional sales and marketing and general and administrative expenses may also cause profitability to fluctuate somewhat from one quarter to another.

The Company made a strategic decision in early 1996 to increase its investment in technology and product development, in particular as it relates to PROFILE/Anyware, as well as certain other projects such as the development of its graphical user interface (GUI) client and the completion of the adaptation, or "porting," of the Company's software to operate on different computer systems. In addition, the Company decided to increase its investment in sales and marketing activities, partially due to the implementation of the PROFILE/Anyware strategy, but also as part of a focused effort to increase its direct sales efforts in both the Emerging Banking Market and Direct Banking Market. As indicated below, expenses in these categories increased in the six month period ended June 30, 1996 when compared to the similar period in 1995. Management anticipates that net income in both the third and fourth quarters of 1996 will be less than or equal to the comparable quarters in 1995 due to the following reasons: (i) the increased expenses, described above, which the Company believes will enhance its future growth potential; (ii) the timing of the start of new contracts currently being pursued; and (iii) the fourth quarter of 1995 included one-time contract settlement totaling approximately $625,000.

Results of Operations

The following table sets forth for the periods indicated selected statements of operations data:

                                           --------------------------------------------    -----------------------
                                                                                               Six months ended
                                               Year Ended December 31,                            June 30,
Dollars in thousands                           1993           1994           1995             1995           1996
                                           --------------------------------------------    -----------------------
                                                                                               (Unaudited)
Revenues
  Software license fees....................  $ 2,184        $ 6,111        $ 6,532          $2,155       $3,694
  Product enhancement fees.................    2,045          1,564          1,797             772          427
  Implementation and consulting services...    3,729          4,347          4,496           2,141        2,045
  Software maintenance fees................    3,359          3,494          4,017           2,196        2,084
                                             -------        -------        -------          ------       ------
     Total revenues........................  $11,317        $15,516        $16,842          $7,264       $8,250
                                             =======        =======        =======          ======       ======

Percentage Relationship to Total Revenues
Revenues
  Software license fees....................     19.3%          39.4%          38.8%           29.7%        44.8%
  Product enhancement fees.................     18.1           10.1           10.7            10.6          5.2
  Implementation and consulting services...     32.9           28.0           26.7            29.5         24.8
  Software maintenance fees................     29.7           22.5           23.8            30.2         25.2
                                             -------        -------         -------          ------       ------
     Total revenues........................    100.0          100.0          100.0           100.0        100.0

Operating expenses
   Product development.....................     26.4           24.5           19.6            23.1         22.4
   Product support.........................     22.2           14.9           14.9            18.5         17.5
   Implementation and consulting...........     21.5           17.3           18.9            22.6         16.3
   Sales and marketing.....................      8.8            8.3           12.4            12.6         17.0
   Royalties and sublicense fees...........      2.9            9.5            7.9             5.4         12.3
   General and administrative..............     13.4           12.1           10.8            13.7          8.5
                                             -------        -------        -------          ------       ------
     Total operating expenses..............     95.2           86.6           84.5            95.9         94.0
                                             -------        -------        -------          ------       ------

Income from operations.....................      4.8           13.4           15.5             4.1          6.0
Interest income (expense), net.............      (.2)           --              .6              .6          1.8
                                             -------        -------        -------          ------       ------
Income before income taxes.................      4.6           13.4           16.1             4.7          7.8
Income tax provision (benefit).............       .5           (6.2)           6.7             1.9          3.2
                                             -------        -------        -------          ------       ------
Net income.................................      4.1%          19.6%           9.4%            2.8%         4.6%
                                             =======        =======        =======          ======       ======

       Six months ended June 30, 1996 compared to six months ended June 30, 1995

Revenues. Revenues increased $986,000, or 13.6%, in the six month period ended June 30, 1996 primarily due to an increase in software license fees of $1.5 million. The most significant contributor to this increase was a license fee expansion earned from one of the Company's key European customers. Partially offsetting this increase was a $345,000 decline in product enhancement fees, due primarily to a higher level of funded technology development in 1995. Also offsetting this increase was a slight decline in software maintenance fees due to the inclusion in 1995 of a one-time settlement of $300,000 related to the termination of a client support contract.

Product development. Product development expenses consist of costs incurred for both funded and unfunded product development and enhancement activities. These expenses increased $176,000, or 10.5%, in the six month period ended June 30, 1996, due to the strategic decision to increase investment in development for various technology projects, including the development of the Company's GUI client, the porting of its software to additional platforms and enhancements to PROFILE/Anyware. Due primarily to the higher revenue level in the first half of 1996, the expense relationship to revenues declined slightly when compared to the first half of 1995.

Product support.   Product support expenses increased $98,000, or 7.3%, in the six months ended June 30, 1996, primarily due to costs related to the Company's European support offices.

Implementation and consulting. Implementation and consulting expenses declined $301,000 or 18.3%, in the six months ended June 30, 1996, in conjunction with the decline in related revenues. The percent relationship to related revenues declined in 1996 to 65.6%, from 76.7% in 1995 due to a lower utilization of more expensive third party consultants to deliver a portion of the services in 1996. The percent relationship to total revenues declined to 16.3% from 22.6% in the 1995 period due to the lower expenses and the increased software license fees as discussed above.

Sales and marketing. Sales and marketing expenses increased $491,000, or 53.8%, in the 1996 period, due to the Company's continuing increased investment in this area during 1996. The Company has historically relied primarily on Digital to generate its client prospects. Although the Company will continue to rely on Digital, as well as its new partners, the Company believes it is important for it to increase its direct sales efforts. Additionally, sales and marketing expenses increased due to the promotional and advertising campaign related to PROFILE/Anyware. As a result, sales and marketing expense as a percent of revenues increased to 17.0% from 12.6% in the 1995 period.

Royalties and sublicense fees. The Company is obligated to pay royalties to Digital and to certain clients based on the collection of certain license fees. These obligations have varying expiration terms. The Company also is obligated to pay sublicense and maintenance fees to certain third party licensors, primarily related to its PROFILE/ITS product and also for the M programming language and data base. These amounts will depend on the applicable revenue components subject to such fees. For the six months ended June 30, 1996, this expense category increased $620,000, primarily due to an increase of $462,000 in third party license fees due to higher third party license revenue.

General and administrative. These expenses declined $293,000, or 29.4%, due primarily to the absence of costs associated with two executives, the former Co-President and former Managing Director of Europe, both of whom resigned in late 1995. The Company did not replace the Co-President, but did replace the Managing Director of Europe in May 1996.

Interest income (expense), net. Interest income (expense), net increased $99,000 due to income earned on higher invested cash balances.

1995 Compared to 1994

Revenues. The Company's revenues increased 8.5% to $16.8 million in 1995, as each revenue category improved over the prior year. Software license fees increased 6.9% due primarily to a one-time payment of approximately $625,000 from a customer in conjunction with a contract termination settlement due to a decision by this customer's management to restructure its business by terminating its retail banking business. Product enhancement fees increased 14.9% due primarily to increased product enhancement work generated from the Company's first client in Poland. Maintenance fees increased $523,000, or 15.0%, due to the revenues generated from the increasing client base.

Product development. These costs in 1995 declined $505,000, or 13.3%, when compared to 1994, primarily due to a reduced utilization of higher priced third party consultants.

Product support. These costs increased $200,000, or 8.6%, in 1995, when compared to 1994, as the Company increased its investment in this area to support a larger customer base.

Implementation and consulting.   Implementation and consulting costs increased
$498,000 or 18.6% in 1995, primarily due to a higher utilization of more expensive third party consultants and additional staffing required to support the higher level of revenue. The percentage relationship to the related revenues increased in 1995 to 70.6% when compared to 61.6% in 1994 due primarily to the utilization of higher price consultants.

Sales and marketing.   Sales and marketing costs increased 62.2%, or $798,000,
as the Company increased its direct coverage in this area. This strategy is further evidenced by the increase in sales and marketing expense from 8.3% of revenues in 1994 to 12.4% in 1995.

Royalties and sublicense fees. During 1995, these fees declined $146,000, or 9.9%, due to lower third party sublicense fees. Royalty expense approximated $760,000 for both 1994 and 1995. The decline in the percent relationships to revenues from 9.5% in 1994 to 7.9% in 1995 was due to an increase in revenues in 1995 not subject to royalties.

General and administrative. These expenses declined 3.2% in 1995 when compared to 1994, partially due to more direct involvement in sales and marketing activities of personnel normally classified in this expense category and the absence of year end bonuses in 1995. Similarly, general and administrative expenses, as a percentage of sales, declined from 12.1% to 10.8% in 1995.

Interest income (expense), net.   Interest income (expense), net increased
$87,000 in 1995, due primarily to interest earned on higher average invested cash balances resulting from increasing cash flows from operations over the past two years.

Income tax provision (benefit). Taxes in 1995 were 41.4% of income before income taxes, when compared to a net recovery recognized in 1994. At December 31, 1994, it was determined that the Company's financial performance and contract backlog had improved to such a degree that it was more likely than not that the Company's previously recognized net operating losses and credits would be available to offset future income. Therefore, the net recovery of $958,000 was recognized in 1994 as a result of the elimination of the net operating loss valuation reserves previously established.

1994 Compared to 1993

Revenues. The Company's revenues increased 37.1% to $15.5 million in 1994 from $11.3 million in 1993. This increase was due primarily to increased license fees, as two large European banks chose PROFILE. Implementation and consulting revenue increased $618,000, or 16.6%, due to services delivered in conjunction with the previously mentioned new European clients. Partially offsetting these increases was a $481,000, or 23.5%, decline in product enhancement revenue, due to extensive 1993 enhancement fees for the Canadian marketplace coupled with significant post-conversion development provided to the Company's first Central European client throughout most of 1993.

Product development. Product development costs increased $814,000, or 27.2%, in 1994 when compared to 1993 due to increased staffing related to the establishment of the Company's Product Management Group and also increased consultant utilization related to the Company's new treasury product (PROFILE/ITS) offering. Even though these expenses increased substantially on an actual dollar basis, the expense relationship to revenues declined from 26.4% to 24.5% primarily due to the 37.1% increase in revenues in 1994.

           Product support. Product support expenses declined $194,000, or 7.7%, in 1994 when compared to 1993 primarily due to the phasing out of two older product lines which had been acquired in 1989.

           Implementation and consulting.   The percentage relationship to the
           related revenues declined from 65.3% in 1993 to 61.6% in 1994, even though overall expenses increased $242,000, or 9.9%. This improved percentage relationship was primarily attributable to more profitable implementation projects in progress in 1994 versus 1993. These increased expenses were primarily attributed to a higher utilization of more expensive third party contractors in 1994. The decline in the percentage relationship to total revenues was primarily attributable to the $3.9 million increase in the software license fee revenue.

           Sales and marketing. Sales and marketing expenses increased $289,000, or 29.1%, in 1994, as the Company began to implement its strategy of increasing its direct marketing costs. In addition, commission expenses increased $60,000 due to the higher revenue levels in 1994.

           Royalty and sublicense fees. These fees increased $1.1 million in 1994, due primarily to the significant increase in royalty fees incurred related to the increase in related license fee revenue earned in 1994. Most of the license fee revenue earned in 1993 was not subject to royalties.

           General and administrative. These expenses increased $374,000, or 24.8%, in 1994, primarily due to the addition of two individuals in the executive area to support the anticipated revenue growth in 1994 as well as the activities related to this improvement. The percent relationship to revenue, however, declined slightly due to the increase in revenues far exceeding the level of expense increase.

           Quarterly Financial Results

           Set forth below are selected unaudited statements of operations data for the last ten fiscal quarters of the Company. In management's opinion, the results below have been prepared on the same basis as the audited financial statements contained herein and include all material adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods when read in conjunction with the Consolidated Financial Statements and notes thereto contained elsewhere in this Prospectus.


                  Unaudited Quarterly Statements of Operations

                     ---------------------------------------------  ----------------------------------------  ---------------------
                                       1994 Quarter Ended                     1995 Quarter Ended              1996 Quarter Ended

In thousands, except per     Mar 31    June 30   Sept 30   Dec 31    Mar 31    June 30    Sept 30    Dec 31     Mar 31   June 30
 share data                  -------   -------   -------   -------   -------   --------   -------   --------  ---------  -------
Revenues                      $3,051    $3,408    $4,311    $4,746    $3,829     $3,435    $4,338    $5,240     $3,477    $4,773
Income before income taxes       196       352       526     1,006       321         24       460     1,904         31       608
Net income                       174       317       449     2,098       192     $   15       272     1,108     $   19       358
Net income per share          $ 0.02    $ 0.03    $ 0.05    $ 0.22    $ 0.02         --    $ 0.03    $ 0.12         --    $ 0.04
Weighted average number of
shares outstanding             9,055     9,361     9,355     9,381     9,505      9,627     9,624     9,585      9,261     9,166

           The Company believes that its business is generally not seasonal; however, the Company has historically experienced a certain degree of variability in its quarterly revenue and earnings patterns. This variability is typically driven by significant events which directly impact the recognition of project related revenues. Examples of such events include the timing of new business contract closings and the initiation of license and service fee revenue recognition (see "Risk Factors--Concentration and Mix of Revenues"), "one-time" payments from existing clients relative to license expansion rights (required to process a greater number of customer accounts or expand the number of permitted users), and completion of a significant implementation project roll out and the related revenue recognition. Certain of these same factors may also cause fluctuations in terms of personnel utilization rates as well, thereby impacting the timing and amount of certain service fee revenues. Fluctuations in the timing and amounts of additional sales and marketing and general and administrative expenses may also cause profitability to fluctuate somewhat from one quarter to another.

Results of operations for any previous fiscal quarter are not necessarily indicative of results for any future periods, and future quarterly results could be adversely impacted by these, and other, factors. In addition, net income per share calculations for each of the Company's quarters are based on the weighted average number of shares outstanding in each quarter. Accordingly, the sum of the net income per share for each of the quarters in a fiscal year may not equal the actual year-to-date net income per share.

Liquidity and Capital Resources

Cash and cash equivalents were $2.7 million at December 31, 1994, $5.5 million at December 31, 1995 and $4.7 million at June 30, 1996. Cash flow from (used in) operations was $2.9 million in 1994, $3.2 million in 1995, and $(522,000) in the six-month period ended June 30, 1996. The increase in 1994 and 1995 was attributable to profitable operations and the timing of cash collections. The negative cash flow in the 1996 period was primarily caused by the $1.4 million increase in accounts receivable, which was related to the timing of milestone payments and a license expansion fee billed and recognized late in the second quarter of 1996.

The Company's business is not capital intensive and capital asset expenditures in any given year normally are not significant. Capital expenditures amounted to $376,000 in 1994, $458,000 in 1995 and $200,000 for the six months ended June 30, 1996. These expenditures consisted primarily of personal computers and upgrades to the Company's network systems. The Company has financed these additions through a combination of funds provided by a $500,000 fixed asset line of credit ($206,000 available at June 30, 1996), a $148,000 lease purchase and internally generated funds.

In March 1995, the Company offered its employees an opportunity to exercise vested options granted prior to December 31, 1993 by remitting a minimum of 5% of the exercise price in cash, with the remaining obligation due pursuant to a ten-year note. Such notes require annual interest payments calculated at 7.75% plus a 10% annual principal payment. In March 1996, the Company deferred the first principal payment on the notes, but did collect interest due. The remaining note obligations, totaling $652,000 at June 30, 1996, are reflected as a reduction in equity. The Company has collected $234,000 in principal payments through June 30, 1996 pursuant to this program. The notes have a provision requiring a balloon payment to cover any amounts outstanding two years after the consummation of the Company's initial public offering.

The Company may expand its capabilities through the acquisition of other businesses that are complementary to the Company's business. A portion of the net proceeds from the Offering may be used in the future for such acquisitions, although the Company is not currently engaged in active discussions with respect to any acquisition. See "Use of Proceeds".

The Company currently anticipates that the net proceeds received by the Company from the Offering, together with cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs for the foreseeable future and at a minimum through 1997. Should the Company's business expand more rapidly than expected, the Company believes that additional bank credit would be available to fund such operating and capital requirements. In addition, the Company could consider seeking additional public or private debt or equity financing to fund future growth opportunities.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), was issued in October 1995. SFAS 123 gives companies the option to adopt the fair value method for expense recognition of employee stock options and stock based awards or to continue to account for such items using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), with pro forma disclosures of net income and net income per share as if the fair value method had been applied. The Company has adopted SFAS 123 effective January 1, 1996 by electing to continue to apply APB 25 for future stock options and stock based awards, and, accordingly, does not anticipate that SFAS 123 will have a material impact on its results of operations or financial position. In accordance with the disclosure provisions of SFAS 123, the Company will initially present the disclosure required by SFAS 123 in its financial statements as of and for the periods ending December 31, 1996.

                                    Business


Sanchez Computer Associates, Inc. ("Sanchez" or the "Company") designs, develops, markets, implements and supports comprehensive banking software, called PROFILE(R) ("PROFILE"), for financial services organizations worldwide. Sanchez's highly flexible PROFILE family of products is comprised of three integrated modules which operate on open, client-server platforms. The primary module, called PROFILE/Anyware, is a multi-currency bank production system which supports deposit, loan, customer, transaction processing and bank management requirements through multiple distribution channels, including the Internet.
The other modules are PROFILE/FMS, a multi-company, multi-currency, financial management and accounting system, and PROFILE/ITS, a system that processes treasury transactions including foreign exchange, money market, securities trading (capital markets), futures, options and trade finance. The PROFILE system is currently licensed to 23 clients in nine countries serving more than 400 financial institutions. Historically, the Company has focused its marketing efforts in Central Europe and North America. Currently, the Company is targeting two market segments, the Emerging Banking Market in which the Company seeks to expand on its existing successes and increase its market share, and the Direct Banking Market in which the Company is seeking to establish itself as a significant participant.

Financial services organizations in the Emerging Banking Market can generally be characterized as being located in areas with growing consumer banking bases, often with a large number of branches and little enterprise-wide automation. Sanchez, through the implementation of its PROFILE products, provides these organizations with a fully automated system which addresses all core areas of their data processing requirements, including head office operations, domestic and international payments, new product introduction, customer analysis, budgeting and forecasting, branch automation, treasury, trade finance and deposit and loan processing. The PROFILE products have the ability to adapt to diverse accounting, operational and regulatory environments and have the flexibility to support a broad spectrum of banking products and services. Because the PROFILE products are scalable, they can be implemented within an infrastructure that supports an organization's current operational requirements and thereafter be incrementally expanded as the client's operational requirements increase. Since 1991, the Company has principally targeted banks in Central Europe and Canada; and, in 1996, the Company expanded its marketing efforts to include financial services organizations located in the Asian-Pacific Rim.

Since 1987, the Company has maintained a series of strategic alliance agreements with Digital Equipment Corporation ("Digital") and has marketed its products principally through leads generated by the Digital sales force. In 1995, the Company entered into an agreement with Hewlett-Packard Company ("Hewlett-Packard") and ported its software to Hewlett-Packard's HP-UX platform. Also in 1995, the Company entered into an agreement with Oracle Corporation ("Oracle") to port the PROFILE products to the Oracle database. These porting activities are currently under way. In mid-1996, the Company entered into an agreement with International Business Machines Corporation ("IBM") and ported its software to IBM's AIX platform. The Company markets PROFILE products through alliances with all four of these vendors as well as its own enhanced direct sales force.

The Company intends to expand its business into the Direct Banking Market. The Company defines the Direct Banking Market as the on-line retail banking business conducted via alternate distribution channels by large financial services institutions located throughout the world. The Company believes that these organizations recognize that the emergence of electronic commerce, together with the availability and acceptance of computer technology, will ultimately cause a dramatic change in the consumer banking practices of many of their customers. The Company predicts that the growth of electronic commerce will result in a large increase in the volume of financial transactions which occur on-line as well as a greater demand for customized products and services. Because of these factors, in early 1996, the Company determined that a significant opportunity exists for it in the Direct Banking Market and it has subsequently committed substantial human and financial resources to position itself in that market.
The Company believes that the capabilities already contained in the PROFILE product line, along with specific enhancements that it has identified, will provide financial services organizations with the technology to strategically respond to this consumer banking evolution.

The Company has recently engaged the electronic banking division of Price Waterhouse LLP ("Price Waterhouse") to assist the Company in jointly defining and developing future enhancements to PROFILE/Anyware for the Direct Banking Market. In connection with this engagement, Price Waterhouse and the Company are conducting joint marketing activities, including Price Waterhouse's introduction of the Company to prospective clients. In addition, the Company is engaged in discussions with Five Paces Software, a wholly owned subsidiary of Security First Network Bank, for the purpose of integrating their banking software with PROFILE/Anyware. The Company also anticipates forming alliances with other complimentary service organizations in the areas of home banking interface, network security and other consumer-based financial applications.
The Company believes that these alliances, along with the alliances mentioned in the previous paragraphs, will facilitate its entrance into the Direct Banking Market.

Revenues and income from operations have grown consistently since 1993 and in the six months ended June 30, 1996. In particular, revenues increased by 13.6% to $8.3 million for the six months ended June 30, 1996 from the same prior year period and by 8.5% to $16.8 million from 1994 to 1995. The Company's income from operations increased to $493,000 for the six months ended June 30, 1996 from the same prior year period and by 26.1% to $2.6 million from 1994 to 1995. To date, the Company has not recognized any revenue as a result of its activities in the Direct Banking Market.

Industry Overview

Emerging Banking Markets

Banks which comprise the Emerging Banking Market are generally located within countries or regions which have experienced dramatic political, social and/or economic changes during the past decade such as Central Europe, Russia, the Asian-Pacific Rim, Mexico and Latin America. Many of these nations have also aggressively embraced the privatization of industry, resulting in greater wealth held by private citizens. As a result of such developments, financial services organizations within the Emerging Banking Market have experienced large increases in the demand for retail banking products. Financial services organizations in the Emerging Banking Market, however, face significant infrastructure impediments to meeting this increased demand. While these organizations have often established extensive branch networks, these branches normally operate as autonomous business units. Typically, selected customer and transaction data are exchanged with the main office infrequently. The lack of enterprise level integration has constrained the development and deployment of sophisticated financial products and services, disabled the efficient utilization of resources, and prevented bank management from acquiring management information on a timely basis.

For these reasons, financial services organizations in the Emerging Banking Market are faced with the necessity of modernizing their entire information and processing infrastructure. In response, they have demonstrated a willingness to invest in a centralized enterprise-server based solution. One of the principal advantages of the technology contained in the Company's PROFILE/Anyware product is that it provides on-line access to up-to-date customer and balance sheet data throughout the organization. The Company also believes that an on-line enterprise-wide database is a requirement for electronic delivery channels such as Automated Teller Machine (ATM) networks, Point of Sale (POS) networks, and home banking, which are rapidly being introduced into these markets.

The global market for international retail production banking solutions, which encompasses the Emerging Banking Market, is so diverse and fragmented that reliable market figures are not available. However, The Tower Group, a leading financial industry research organization, estimates that, at any time, 950 bank production system selections are being contemplated within the international retail banking systems market, and it believes that number will increase about 6% per year as more banks in developing countries seek to modernize.

Direct Banking Market

The Company believes that the competitive challenges presented by the emergence of electronic commerce and the consumer demand for greater product and service flexibility threaten to fundamentally alter traditional retail banking practices in North America. The Company believes that this process will be further spurred as the speed and

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

commercial use of the Internet increases with the development and deployment of higher bandwidth communication (the ability to transmit more information in a shorter time). Furthermore, expanded Internet access through a myriad of affordable devices (such as personal computers, Internet access terminals, televisions and personal digital assistants) will also contribute to greater use of the Internet. As a result, consumers will be more easily and effectively able to search for the most attractive financial products and services thereby reducing the relationship value provided by banks and further increasing the commodity nature of their products. The Company believes those consumers who are likely to utilize electronic commerce in this fashion comprise a significant percentage of a typical organization's highly profitable customers.

In response to these market challenges, financial services organizations within the Direct Banking Market have begun to develop direct banking services by offering a subset of their existing products and services through electronic channels. Services currently provided include the ability to transfer funds, pay bills, obtain account balances and track checks and deposits via personal computer. The ability of these organizations to offer more innovative products and services, however, is considerably constrained by their current information technology systems. These systems, called production or transaction processing systems, typically consist of large mainframe computers that are based on software technology initially developed in the 1970s. Organizations in the Direct Banking Market are dependent upon this technology and have made enormous investments in it and the infrastructure required to support it. For these reasons, they have historically resisted the wholesale replacements of these legacy systems. Rather, they have chosen to surround these systems on the front end with modern user interfaces and on the back end with data warehouse and executive information applications.

The Company, however, believes that these efforts will not provide these organizations with the necessary infrastructure to create the innovative products and services required to preserve and expand market share. It also believes that the current delivery cost structure of these organizations will impair their ability to competitively price products. Due to the unique product tailoring capability and delivery channel independence of the PROFILE/Anyware products, the Company believes that it is positioned to supply the next generation of infrastructure to these organizations.

Within the global Direct Banking Market, the Company has initially targeted financial services institutions in the U.S. and Canada with assets of $4 billion or more. This targeted group includes the top 100 banks in the U.S. and approximately the top ten banks in Canada. After it achieves initial success within the targeted groups, the Company intends to broaden its market scope both internationally and to smaller institutions.

The Sanchez Strategy

The Company believes its most promising opportunities for growth lie in increasing market share in the Emerging Banking Market, broadening its scope of services in the Emerging Banking Market, and positioning itself as one of the first production system entries in the new Direct Banking Market. The Company plans to pursue these objectives through the following strategic activities.

Increase Market Share in the Emerging Banking Market

The Company intends to expand its presence in the Emerging Banking Market, principally by increasing its marketing activities in Central Europe and the Asian-Pacific Rim. The Company believes that the marketing efforts of the Company's strategic partners, such as Hewlett-Packard, IBM and Digital, will result in the generation of additional sales leads for the Company in this market. In addition, the Company plans to increase its own direct marketing efforts and has recently opened offices in Prague, Warsaw and Jakarta.

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

Broaden the Scope of Services provided in the Emerging Banking Market

The Company believes that the reception its products and services have received in the Emerging Banking Market, particularly in Central Europe, provides the opportunity to expand the scope of services which the Company provides to organizations in this market. Accordingly, the Company intends to market additional services and products to these organizations, including more expansive consulting services, credit bureau services, technology infrastructure planning, and systems integration.

Become a Significant Participant in the Direct Banking Market

The Company intends to become a significant participant in the Direct Banking Market by marketing its PROFILE family of products as a financial services organization's most appropriate response to the evolution in consumer banking spurred by the emergence of electronic commerce. The Company is positioning its PROFILE/Anyware product as part of a separate infrastructure focused specifically on direct banking channels, as opposed to as a replacement for the existing production systems. The Company is establishing strategic relationships with partners whom it believes will together comprise a comprehensive direct bank solution. To this end, the Company has established a relationship with the direct banking consulting unit of Price Waterhouse, to fully define and develop a direct banking product and to engage in joint marketing activities. In addition, the Company has recently engaged in discussions with Five Paces Software, a wholly-owned subsidiary of Security First Network Bank, to provide a fully integrated, turn-key infrastructure for large banks planning to quickly enter the Direct Banking Market.

The Sanchez Solution

Sanchez's PROFILE product line simultaneously addresses the needs of financial services organizations in both the Emerging Banking Market and the Direct Banking Market. Sanchez believes that there is a trend toward globalization of banking practices which will create a convergence of requirements between the Emerging Banking Market and the Direct Banking Market. The broad range of U.S. and western banking functionality contained in the system enables financial services providers in the Emerging Banking Market to offer financial products and services previously unavailable to their customers. The multiple channel delivery architecture also provides these institutions with the infrastructure to support the rapidly evolving service expectations of their customer base. Using the same software application and technology, Sanchez will enable organizations within the Direct Banking Market to effectively respond to changes in consumer banking preferences brought on by the rapid increase in electronic commerce. The underlying capability of the PROFILE product line to tailor products and services for individual bank customers and to deliver them over a wide variety of consumer interfaces can create the differentiation necessary for banks to compete in a modern marketplace.

A summary of the principal benefits of the PROFILE solution include:

Functional Benefits

 . Enables financial services organizations to dynamically create new pro-ducts and services and to tailor them for individual customers ("mass customization")
 .  Allows updates to the integrated on-line database to occur directly, providing real-time reporting, processing, and analytic capabilities
 .  Supports a variety of national and international wholesale, commercial and retail payment systems, offering multiple payment and clearing options
 . Features integrated customer, deposit, loan and general ledger modules which share a common database and software components, thus eliminating traditional functional boundaries
 .  Supports a combined set of North American and international product, service, operational and transactional requirements providing a "global" solution
 . Contains integrated data management and decision support tools, supporting analytic, regulatory and production analysis and reporting requirements

Operational Benefits

 . Runs on multiple operating systems and multiple platforms (32 and 64 bit) . Offers a solution to both start-ups and multi-million account institutions due to high degree of scalability
 .  Enables database archiving which provides permanent, low-cost, transaction storage and on-line retrieval
 . Runs over multiple protocols (TCP/IP, DecNet) on local area and wide area networks

Technical Benefits

 .  Contains a messaging architecture which provides for the rapid integration of existing and new delivery channels
 .  Features standard industry application interfaces (APIs) which support client/server model and cross application integration
 .  Features two-tier and three-tier client/server architecture which optimizes performance and workload distribution
 . Contains a data dictionary and other meta-data elements, including forms, reports, documents and interface definitions which are managed through a tool set that the Company has developed called DATA-QWIK, which enables the Company and its customers to rapidly modify and extend the base application
 . Features the entity/relationship data model which can be projected over relational, key indexed, and object database systems, insulating the application from the underlying database management system

The Sanchez Products

The PROFILE line of products is a comprehensive software solution that addresses the major operational requirements of commercial, retail, international and wholesale banking institutions. The PROFILE product line consists of the following three modules: (i) the PROFILE/Anyware universal banking system; (ii) the PROFILE/FMS Financial Management System; and (iii) the PROFILE/ITS Integrated Treasury System. While each of these applications can operate independently, they can also be integrated into a cohesive and powerful enterprise-wide banking solution.

PROFILE/Anyware

PROFILE/Anyware is a client/server application comprised of a wide-area enterprise server, a local area, branch/department server, and a graphical client. An integrated set of application codes provide a full range of customer, deposit, lending, and branch functionality, which includes management reports, decision support functions, and data analysis functions. PROFILE/Anyware provides both on-line and batch interfaces to support a bank's transaction processing and inter/intra clearing requirements. A detailed description of certain other key features of PROFILE/Anyware follows:

Electronic Manufacturing. The architecture of PROFILE/Anyware was developed utilizing a product manufacturing paradigm. This is in contrast to most banking software in use today which was designed to automate accounting and transaction processing activities. The Company believes that this is a fundamental distinction. In a manufacturing environment, products are composed of subassemblies and components. PROFILE/Anyware contains thousands of individual software components that can be hierarchically assembled into subassemblies, products, and product packages. The components are shared across traditional business lines and product boundaries within an institution.

The electronic manufacturing paradigm is further enhanced by the unique ability of PROFILE/Anyware to assemble unique products for market segments as small as an individual customer, a concept referred to as "mass customization." Within this "electronic factory," a financial services organization can provide the services of a value added intermediary and package products and services that support the specific requirements of the individual. In a future release of PROFILE/Anyware, the Company plans to offer software that will allow consumers themselves to access these capabilities through a self-directed origination component that will be integrated into their home banking application.

Customer Oriented. PROFILE/Anyware contains all customer records, loan and deposit account records and transactions in an integrated database. Different customer types can be defined by the institution, and specific data can be captured and maintained for each customer type. Customer demographics, interest yields, profitability and transaction activity are available real-time for inquiry or analysis. These data can be used to provide service-use incentives, bundled product packages and integrated reporting. The system provides the ability to "drill down" from summary data to individual account activity, to the source document images that support customer transactions. Customers can be linked to each other to create affinity groups or other meaningful market segments.

The data dictionary, along with other meta-data definitions such as input and display forms, document layouts and reports can be modified or extended through a tool set provided by the Company called DATA-QWIK to support a bank's unique customer requirements. This feature supports the integration of data from applications and databases operated outside of PROFILE/Anyware with the customer database.

Open Architecture, Channel Independent, and Scalable. PROFILE/Anyware is a client-server based application that supports a variety of industry standard application interfaces (APIs) and message protocols. The supported APIs currently include ODBC, OLE, DLL, and DDE. The system can operate as either a database server (two-tier) or application server (three-tier), or both, depending on the client application requirements. The PROFILE graphical client utilizes both models to operate most efficiently and reliably over a wide area network. The standard APIs allow PROFILE/Anyware to function as a server for best-in-class client and desktop applications.

PROFILE/Anyware is a message based application which allows it to be interfaced to a wide variety of interface devices including traditional branches, ATM networks, POS networks, kiosk devices, home banking applications on dedicated networks and the Internet, and mobile computing devices.

PROFILE/Anyware currently runs on IBM's AIX platform, Hewlett-Packard's HP-UX platform and Digital's UNIX/RISC platform, as well as Digital Open VMS. The Company believes that these platforms provide the best price/performance ratios available for commercial applications and are more scalable than current Intel based platforms. PROFILE/Anyware has been installed and operated in institutions ranging in size from startup banks with no initial customers to universal regional banks with hundreds of branches and over 1.5 million accounts. It has also been installed in service bureaus operating centrally for many institutions. The Company believes that the ability to process very large databases (25 million accounts and ten million transactions per day), will become a requirement for both of its target markets and is currently developing technology that it believes can support these volume levels.

On-line, Real-time, Continuous Availability. PROFILE/Anyware accepts on-line and batch transactions from a variety of transaction sources and processes them in real-time, ensuring the most up-to-the minute database state. Inquiries from any client device can access the system on-line and retrieve the current status of the database. Currently, the system accepts financial transactions 24 hours a
day.   The Company intends to enhance the software in a future release to accept non-financial activity, such as account origination and maintenance, 24 hours a day as well. The Company believes that this real-time capability will become a requirement for direct banking applications.

International Functionality. PROFILE/Anyware is currently operating or being installed in nine countries and in six languages. It is a full multi-currency system that denominates products and accounts in their base currency. It supports and balances multiple cash currencies and provides exchange and revaluation functions. The system contains the product components that support the combined requirements of North American and international financial institutions. The system also supports both the U.S. style payment system (ACH and checks) and the European style electronic payment system (payment/collection/standing orders, GIRO and SWIFT). The Company believes that the requirements of its target markets will ultimately converge and that the qualities of North American retail products and European payment systems will be integrated into the other market.

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

PROFILE/FMS

PROFILE/FMS is an on-line, real-time, multi-company, multi-currency, cost center based accounting system. It contains a very flexible financial reporting tool that allows banks to develop their own portfolio of sophisticated bank management and executive reports. This application allows users to record, consolidate, report and plan all financial activity within an institution. PROFILE/FMS modules include general ledger, accounts payable, fixed assets, prepaid accrued and deferred item processing, financial and statistical reporting, budgeting and bank reconciliation. It is tightly integrated with PROFILE/Anyware and shares a common database and application components.

PROFILE/ITS

PROFILE/ITS provides the ability to process treasury transactions including foreign exchange, money market, securities trading (capital markets), futures, options and trade finance. PROFILE/ITS assists financial institutions with risk measurement analysis and control. PROFILE/ITS is integrated with other PROFILE modules and enables institutions to access various functions, including sophisticated real-time monitoring of liquidity and funding needs, exchange risk, interest sensitivity exposure and on-line portfolio pricing capabilities. These capabilities allow an institution to monitor counterparty and country risk limits, exposure to industry groups and nostro cash flow on-line along with the institution's liquidity, profitability, asset and liability durations, gaps and interest rate risk, all on an institution-wide basis.

The Sanchez Services

While PROFILE software license fees represent a material portion of the Company's revenues, the Company also derives significant revenues from services. The Company's primary service offerings include the following:

Project Services

Project Services are services provided on a one-time basis either during the initial implementation or as contracted for by clients after conversion to PROFILE. Implementation service revenues can range from $500,000 to over $4 million for an individual project, and are typically delivered over a period of ten to 15 months. Other project services typically delivered during the implementation period include training, conversion, localization and software customization. These project services are staffed by professionals trained in the financial services industry who primarily work at the clients' locations and follow a published methodology employing proven project management and measurement techniques.

Project services delivered after a client converts to PROFILE typically include software customization, training or version upgrade consulting. The Company has a specific group of employees who are focused on delivering these types of services, although others from within the Company may also render such services.

While some project services are contracted for on a time and materials basis, most projects are contracted on a fixed price, fixed scope basis. This approach is more accepted by the market. Utilizing a well defined scope presents opportunities for additional revenues resulting from change orders.

Maintenance and Support Services

Currently, the major portion of the Company's delivery of worldwide customer service and support is handled by a group in its headquarters in Malvern. This group is responsible for help desk, research and product quality assurance. A response team made up of research, quality assurance and programming personnel
are assigned when maintenance issues are identified.   This team works together
to ensure that the customer issue is understood and dispatched accordingly. All issues are tracked and measured and daily and weekly reports are generated for management review and action.

The Company believes that service response considerations play a major role in an institution's selection of banking software products. To respond to this need, the Company is continuing to enhance its ability to deliver localized
customer support and installation capability worldwide.   Currently, the Company
provides direct customer service and application support from its office in Lisbon, and is in the process of staffing its new offices in Prague and Warsaw to provide similar services. It is contemplated that the Prague office will have sufficient processing capability to completely service all of a client's needs within Central Europe, independent of the Malvern location. Senior application support personnel from the Malvern office are being temporarily relocated to Prague to assist the transition to local support. Currently, the Jakarta office is used for sales support and will house an application support capability as soon as new business dictates. Additionally, plans are being drafted, pending an anticipated new client contract closure in the fourth quarter of 1996, to create a local application support presence in Kuala Lumpur by mid-1997.

Clients and Representative Client Engagements

The Company's 23 clients are located in nine countries and are providing financial services to more than 400 financial institutions. All PROFILE users are in the financial sector and reflect a broad range of financial institutions including retail banks, commercial banks, private banks, co-operatives, credit unions, wholesale banks, specialty financial institutions, international banks and service bureaus. PROFILE's range of capabilities allows a financial institution in any niche to compete in other niches as the product lines formerly differentiating financial institutions become blurred.

The following brief descriptions summarize a few of the major projects in which the Company has played a significant role.

Cue Data West - Vancouver, Canada

In 1991, Cue Data West ("CDW"), a Vancouver, Canada based service bureau servicing approximately 50 clients, was searching for a system to replace its obsolete hardware and inflexible software. These systems were of an older generation design and could not be easily upgraded to allow the credit unions to compete effectively. CDW selected PROFILE in order to provide its clients with an integrated processing and financial management system that also allowed them to design, produce and deliver new products and reports much more quickly than their previous system permitted. The Company's installation personnel provided project management, environmental definition, application consulting and technical assistance throughout the implementation of the client's first three credit unions. Additionally, the Company made certain technical modifications to meet client and market specific needs. During the installation of the first three credit unions, the Company successfully transferred its implementation methodology to CDW so that it could continue its conversions of the remaining credit unions without the Company's ongoing assistance. Today, CDW's clients are using the system to effectively compete against the country wide banking institutions and niche players in their markets.

Investicni Postovni Bank - Czech Republic

The Company installed PROFILE at Investicni Postovni Bank ("IPB"), the third largest bank in the Czech Republic, during 1992 and 1993. As a result, PROFILE became the first on-line centralized banking system to be implemented in Central Europe. PROFILE has provided IPB with an integrated and flexible system and a competitive advantage which has facilitated the bank's growth. IPB had fewer than 300,000 accounts when it converted to PROFILE in 1993. Today, IPB has over one million accounts processed by PROFILE. Additionally, the bank has recently acquired a bank with another three million accounts which it expects to convert to PROFILE by the end of 1997.

First Citizens Bank - Trinidad, Tobago

In 1992, Workers Bank in Trinidad, Tobago was looking for a system which would provide this small bank with the ability to compete effectively with its much larger competitors. In PROFILE, the bank identified a system that provided it the opportunity to view a relationship banking model of each customer, the ability to react quickly to market change and the flexibility to customize products down to the individual customer level. In 1994, the National Bank merged this bank with two larger institutions, creating First Citizens National Bank. Because of the flexibility of PROFILE, the newly-merged bank migrated all its accounts to the PROFILE system. The Company assisted First Citizens National Bank in this consolidation.

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

Rural Informatica - Lisbon, Portugal

The Company has been involved in a project with Rural Informatica ("RI"), in Lisbon, Portugal since 1993 to install PROFILE to support the over 200 independent member financial institutions of this bank co-operative. RI's headquarter operations were converted to PROFILE in 1994. The first member bank was converted in 1995. The roll out to the other member banks commenced in 1996 and will continue through 1997. As each of these institutions, regardless of their size, begin processing through RI's systems, they will be able to quickly deliver customized products and services to their clients which will enable them to compete effectively with the large metropolitan based national banking conglomerate. In selecting PROFILE, RI focused on the system's flexibility and its ability to combine information from the independent institutions so that better reports and audit trails could be generated for the Central Bank in Portugal.

Bank Przemyslowo-Handlowy and Powszechny Bank Kredytowz-Poland

The Company is currently implementing PROFILE at Bank Przemyslowo-Handlowy, S.A. ("BPH") in Krakow, Poland and at Powszechny Bank Kredytowz, S.A. Warzawie ("PBK") in Warsaw, Poland, two of the nine largest banks in Poland. The BPH contract was awarded to Digital and the Company in the third quarter of 1995 through the World Bank bidding process. BPH is the Company's first client in Poland. PBK awarded the Company a contract in June 1996. Together these banks acquired license rights to process over three million accounts. Both banks selected PROFILE due to its flexibility, scalability, technical features and direction, and on-line integrated processing capability.

Sales and Marketing

Enhanced Direct Sales and Marketing Activities

The Company has a direct sales force of six persons, consisting of three persons located at the Company's offices in Malvern, Pennsylvania, two persons located in Europe and one person located in Jakarta. The Company is actively recruiting additional resources to increase its existing direct sales capacity, both domestically and internationally.

The Company launched a comprehensive marketing campaign early in 1996 to develop recognition in the Direct Banking Market for PROFILE/Anyware. The program includes a combination of print advertising, public relations, partnering programs, white papers, and an informative home page on the World Wide Web. The trade media has responded with a substantial amount of coverage of the Company and its products, including a number of lead articles. The Company's executives also speak periodically at industry trade shows and universities both in the
U.S. and abroad.   The Company intends to continue to expand its marketing
efforts as its initial investment has resulted in an increase in prospective customers.

Third-Party Relationships

Since 1987, the Company has maintained a series of strategic alliance agreements with Digital and has marketed its products principally through leads generated by the Digital sales force. In 1995, the Company entered into an alliance with Hewlett-Packard and ported its software to that platform. In mid-1996, the
Company entered into similar activities with IBM.   The PROFILE product is
currently available on all three platforms.

The Company is currently engaged in joint marketing and engineering activities with its hardware alliance partners and has recently submitted joint proposals
with both Hewlett-Packard and Digital in the Emerging Banking Market.   The
Company believes that the strategic alliance that it entered into with IBM in 1996 will significantly enhance its competitiveness in the Direct Banking Market where IBM is the current dominant hardware vendor. The Company also believes that the recent strategic alliances with both IBM and Hewlett-Packard will increase its competitiveness in all markets and will result in greater lead generation.

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

In 1995, the Company entered into an agreement with Oracle, the leading relational database vendor in the world, to port the PROFILE products to the Oracle database. The porting activities are currently underway and the two companies are involved in joint marketing activities. The Company currently offers its graphical branch and treasury products on the Oracle database and plans to offer all of its PROFILE products on the Oracle database in 1997. In the future, the Company plans to offer its PROFILE products on other commercial relational database products as well.

The Company has recently entered into a strategic alliance with the electronic banking division of Price Waterhouse. Pursuant to this alliance, Price Waterhouse and the Company will collaborate in identifying and developing future enhancements for PROFILE/Anyware and will jointly market their respective products and services to the Direct Banking Market. In addition, the Company has recently engaged in discussions with Five Paces Software, a wholly owned subsidiary of Security First Network Bank. The purpose of this partnership is to jointly offer a comprehensive solution to large banks wishing to quickly enter the Direct Banking Market. The Company anticipates that these two alliances, along with the relationships mentioned in the previous paragraphs, will facilitate its entry into the Direct Banking Market.

Pricing Strategy

The Company prices its software products in three primary components: (i) one-time license fees for the software up to a usage limit (for example, number of users or number of customer accounts), (ii) fees for a full range of services which complement its software products, including product enhancement fees and implementation, consulting, conversion, training and software customization services and (iii) recurring support and software maintenance revenue. Customers who exceed the usage limit through growth or acquisition pay additional license fees. Software maintenance fees are paid in advance while all other fees and services are paid in stages upon the completion by the Company of certain defined deliverables.

In the Direct Banking Market, the Company intends to charge an ongoing monthly fee which will cover licensing and support for PROFILE/Anyware based on use, specifically the number of customer accounts processed, although the Company in the future may employ other pricing models in response to market conditions.

Product Development

The Company believes that it must constantly evolve and enhance both the functional scope and technical foundation of its products to remain competitive. In order to accomplish this, the Company has historically incurred significant expenses related to development activities and may increase this investment in the future. Total development expenses for 1993, 1994 and 1995 were $3.0 million, $3.8 million and $3.3 million, respectively. In addition to its internal investment, the Company has obtained funding from its customers and partners for numerous projects, including the development of European payment system and SWIFT enhancements, Treasury integration, UNIX ports, and product internationalization. This revenue is reflected in product enhancement fees. Normally, customer or partner funding is provided in exchange for a commitment by the Company to provide product enhancements, to support and maintain the software, or to design the software to the client's needs. In certain cases, however, royalty agreements have been negotiated with its customers or partners whereby the Company pays them royalties based on the revenues received by the Company from the licensing of specific software products to end users. These royalty agreements ordinarily expire after a period of years and the Company is thereafter free to license the products to end users without having to pay any additional royalties.

Product development follows a formal software development life cycle process. The Company has developed and acquired products that assist it in defining, planning, tracking, measuring and managing the development process. The Company realizes that large software projects can incur substantial cost, schedule and technical risk. However, to date the Company has not canceled any of its development projects.

In order to efficiently focus on both functional and technical requirements, the product development area is subdivided into two groups called the Product Development Group and the Technology Development Group. The Product

Development Group is primarily responsible for defining plans for new product versions and developing application software enhancements to the existing PROFILE/Anyware and PROFILE/FMS modules. This group is also directly involved in sales and sales support events such as customer demonstrations and request for proposal (RFP) responses. The Company believes that interacting with customers and prospects during the sales process transfers customer requirements and exposes product strengths and weaknesses directly to the product management staff, resulting in a more competitive offering.

The Technology Development Group is primarily responsible for defining technology and platform layer enhancements to the existing PROFILE/Anyware and PROFILE/FMS modules. This group evaluates and implements operating system ports, programming languages, database systems, and development and productivity tools. After this group successfully implements a new technology component under an existing application component, it is responsible for propagating the technology through the Company.

Employees

As of August 31, 1996, the Company had 135 full-time employees, 40 of whom were engaged in product development (including 12 of whom were employed in technology development), 11 of whom were engaged in sales and marketing, 15 of whom were engaged in finance and administration and 69 of whom were engaged in operations/client services. The Company's employees are not represented by any collective bargaining agreements, and the Company has never experienced a work stoppage.

In addition to full-time employees, the Company has historically utilized the services of between eight and 12 independent contractors, primarily for European implementation projects and sales support.

Competition

Financial institutions have two fundamental alternatives for obtaining data processing capabilities: (i) in-house applications, either those that are developed internally or those that are purchased from third party vendors; and
(ii) outsourcing, either as a part of a total outsourcing solution or where a third party acts as a service bureau. Until the introduction of client/server technology, the only in-house processing systems offered were systems running on mainframe or minicomputer hardware. In the U.S. market, client/server application software has only recently been made available to banks, but it is gaining market acceptance and market share. In the international market, there are a number of client/server alternatives available, as well as traditional mainframe and mini-computer based systems.

To date, in the Emerging Banking Market, the Company's primary competitors in this market have been FiServe, Inc., Baton Rouge International and ALLTEL Information Services, Inc. In addition, there are several UNIX based vendors which in the future could become primary competitors as well as a number of local software organizations.

The Company believes that the principal competitive factors in the Emerging Bank Market include the ability to (i) demonstrate robust retail and international banking functionality, including multi-currency and multi-language processing, support of local regulations, and support of local payment systems, (ii) operate on UNIX platforms, (iii) service a high volume of accounts and branches, (iv) demonstrate a proven track record of successful implementations; and (v) develop local presence directly or through partnerships.

While the Company believes the Direct Banking Market is a totally new market, it expects competition from the entrenched production system vendors. Hogan Systems, Inc., Marshall & Ilsley Corp. and ALLTEL Information Services, Inc. have the largest presence in the top 100 U.S. Banks. Kirchman Corporation, FiServe, Inc. and Electronic Data Systems Corp. have a smaller presence, primarily in the second 50 banks. Many of the top 100 U.S. banks are creating strategies for direct banking and their decisions will direct the course of this new market. As banks determine their requirements for direct banking, the six major domestic competitors may develop alternative solutions by building or buying web client interfaces that will fulfill the requirements.

The Company believes that the principal competitive factors in the Direct Banking Market include the ability to (i) position direct banking as a market segmentation strategy versus a delivery channel, (ii) reach decision makers of financial institutions in the U.S. and Canada with assets in excess of $4 billion, (iii) connect PROFILE/Anyware to a wide variety of payment (e.g., Check Free and Visa), middleware (e.g., Five Paces Software and Edify) and client systems (e.g., Netscape and Intuit), and (iv) establish alliances and partnerships with the above named vendors.

The Company believes that none of its current competitors offers application software that provides the level of product manufacturing flexibility and international scope of functionality that is featured in the Company's system. The Company, however, expects additional competition from other established and emerging companies as the client/server market continues to develop and expand. In addition, competition could increase as a result of software industry consolidations.

Backlog

The Company's backlog at June 30, 1996 amounted to $23.2 million. The components of the backlog were $11.1 million for software license, product enhancement and implementation and consulting revenues and $12.1 million for maintenance and support. The Company anticipates recognizing approximately $8.0 million of this backlog in the second half of 1996 and $9.5 million in the year 1997. At June 30, 1995, the Company's backlog amounted to $15.8 million, consisting of $7.2 million for software license, product enhancement and implementation and consulting revenues and $8.6 million for maintenance and support.

Facilities

The Company's headquarters and principal administrative, sales and marketing, and application development operations are located in approximately 31,000 square feet of leased space in Malvern, Pennsylvania. This lease expires in 1998. The Company also leases office space in Warsaw, Poland, Prague, Czech Republic, Lisbon, Portugal and Jakarta, Indonesia. The Company anticipates that additional space will be required as business expands and believes that it will be able to obtain suitable space as needed.

Legal Proceedings

In the opinion of management, there are no claims or actions against the Company the ultimate disposition of which will have a material adverse effect on the Company's results of operations or consolidated financial position.

                                   Management


Executive Officers and Directors

The executive officers and directors of the Company are as follows:


Name                          Age   Position
- ----                          ---   --------

Michael A. Sanchez (1).......  38   Chairman of the Board of Directors and
                                    Chief Executive Officer
Frank R. Sanchez.............  39   President, Chief Operating Officer and
                                    Director
Joseph F. Waterman...........  44   Senior Vice President, Treasurer and Chief
                                    Financial Officer
Deborah C. Kovacs............  33   Senior Vice President - Product Management
Thomas F. McAllister.........  47   Senior Vice President - Client Services
Dan S. Russell...............  46   Senior Vice President - Technology
                                    Development
Michael L. Turner............  42   Senior Vice President - Business
                                    Development
Stewart A. Jack..............  48   Managing Director of European Operations
Richard H. Jefferson.........  40   Managing Director, Asian-Pacific Rim
Warren V. Musser (1).........  69   Director
Ira M. Lubert................  46   Director
Lawrence Chimerine (1)(2)....  56   Director
John D. Loewenberg (1)(2)....  56   Director
Thomas C. Lynch(2)...........  54   Director

- -----------------------
(1) Member of Compensation Committee (Michael A. Sanchez is a non-voting member)
(2)    Member of Audit Committee


Michael A. Sanchez founded the Company in 1979 and has been its Chairman and Chief Executive Officer since its inception. In addition to providing strategic direction for the Company, Mr. Sanchez is currently responsible for overseeing Sanchez' direct banking marketing activities. Mr. Sanchez has over seventeen years' experience in financial services organization data processing systems. Mr. Sanchez is the brother of Frank R. Sanchez, the Company's President and Chief Operating Officer.

Frank R. Sanchez has been the President and Chief Operating Officer of the Company since 1994 and a Director of the Company since his employment with the Company began in 1980. In his capacity as Chief Operating Officer, Mr. Sanchez is responsible for the daily operations of the Company excluding the direct banking marketing function. He is also responsible for developing the Company's product and technical strategy. From 1980 until 1994, Mr. Sanchez was the Executive Vice president in charge of Technology and Product Development and was the principal architect of the PROFILE integrated banking system. Mr. Sanchez is the brother of Michael A. Sanchez, the Company's Chairman and Chief Executive Officer.

Joseph F. Waterman has been a Vice President and the Chief Financial Officer of the Company since he joined the Company in August 1992. Mr. Waterman is generally responsible for the Company's financial, legal, human resources and internal technical activities. Prior to joining the Company, Mr. Waterman was employed by Safeguard and/or certain of its partnership companies for 13 years. In particular, from 1990 to 1992, Mr. Waterman served as Vice President of Finance of Computer Factory (an organization that had been acquired by CompuCom Systems, Inc. ("CompuCom")) and from 1987 to 1988, Mr. Waterman served as the Chief Financial Officer of CompuCom.

Deborah C. Kovacs has been employed by the Company since 1988 and has been the Senior Vice President of Product Management since August 1994. Ms. Kovacs, who has over ten years of experience in the design, development and implementation of banking and trust systems, is responsible for functional enhancements to the
PROFILE product line.   Upon her employment with the Company, Ms. Kovacs served
as a Product Analyst until 1992 when she was promoted to Product Manager for the European Banking System. Prior to joining the Company, from 1985 to 1988, Ms. Kovacs was employed by Premier Systems, Inc., a developer of trust and investment software and a Safeguard partnership company, as Manager of the Application Team and Technical Consultant where she was responsible for implementing scheduled system enhancements.

Thomas F. McAllister has been the Senior Vice President-Client Services since joining the Company in August 1994. In this position he is responsible for the Company's client management activities, including support, implementation and training services. Prior to joining the Company, from 1987 to 1994, Mr. McAllister was the Principal of Thomas F. McAllister and Associates where he provided expertise in the areas of general operations, information technology
management, TQM and strategic and tactical planning.   Mr. McAllister has over
26 years of banking industry experience, which included service as Senior Vice President of Operations and MIS for First New Hampshire Banks.

Dan S. Russell has been employed by Sanchez since 1985 and has been the Senior Vice President of Technical Development since 1994. Mr. Russell, who has over 24 years of industry experience, is generally responsible for all technology-based development and the underlying architecture of the PROFILE product line. When Mr. Russell joined the Company in 1985, he served as the Manager of Development and was promoted to Vice President of Development in 1987 where he was responsible for both product and technology development. Mr. Russell remained in the latter position until his promotion to Senior Vice President in 1994.

Michael L. Turner joined the Company in August 1991. He has served as Senior Vice President of Business Development since 1994. He is responsible for world-wide sales of the Company's products and services. From August 1991 to 1994, Mr. Turner served as Vice President Services. Prior to joining the Company, Mr. Turner held various senior management positions in various information technology services business, including Vice President for Finance and Operations of GDK Systems, Vice President, Business Management at SEI, Inc. and as a Senior Manager with Andersen Consulting.

Stewart A. Jack joined the Company as Managing Director, European Operations, in May 1996. Mr. Jack's principal responsibility is developing opportunities in the European marketplace. From 1992 through May 1996, Mr. Jack was the Managing Partner of IDOM Poland. His principal activity in that capacity was to develop information technology strategies and evaluate information technology options
for financial institutions.   From 1989 to 1992, Mr. Jack was employed by
Hofflinghose, a Bermuda-based commodities trading group where he was the
Controller.    Prior to his joining Hofflinghose, Mr. Jack had a 20-year career in banking operations and information technology management at financial institutions in Saudi Arabia, the United Arab Emirates and the United Kingdom.

Richard H. Jefferson has served as Managing Director, Asian-Pacific Rim, since January 1996. His responsibilities include business direction and performance for the Company in the Asian-Pacific Rim. Prior to joining the Company as an employee, from 1989 to December 1995, Mr. Jefferson worked as an independent consultant for the Company on various banking projects, including internationalization of software. During this time, Mr. Jefferson was also co-founder of two banking-related software companies. Mr. Jefferson has over 15 years of experience in system architecture and database design.

Warren V. Musser, a Director of the Company since 1987, has been Chairman of the Board and Chief Executive Officer of Safeguard since 1953. Mr. Musser is also the Chairman of the Board of Cambridge Technology Partners (Massachusetts), Inc., a director of Coherent Communications Systems Corporation and CompuCom, and a trustee of Brandywine Realty Trust. Mr. Musser also serves on a variety of civic, educational and charitable Boards of Directors including the Board of Overseers of The Wharton School of the University of Pennsylvania and serves as Vice President/Development, Cradle Liberty Council,

Boy Scouts of America, as Vice Chairman of The Eastern Technology Council, and as Chairman of the Pennsylvania Council on Economic Education.

Ira M. Lubert, a Director of the Company since 1989, has served as a managing director of Radnor Venture Management Company since 1988, a managing director since 1991 and a general partner since 1995 of Technology Leaders Management L.P. and a managing director and a general partner of Technology Leaders II Management L.P. since 1994. Mr. Lubert is a director of CompuCom and National Media Corporation.

Lawrence Chimerine has been a Director of the Company since 1987, the Managing Director and Chief Economist of the Economic Strategy Institute since August 1993 and the President of Radnor Consulting Services since August 1991. From June 1991 to March 1994, Dr. Chimerine was a Senior Economic Advisor of DRI-McGraw/Hill. Dr. Chimerine is a director of Bank United Corp.

John D. Loewenberg became a Director of the Company in September 1996. He was an Executive Vice President and Chief Administrative Officer of Connecticut Mutual, a life insurance company, from May 1995 through March 1996. Prior to joining Connecticut Mutual, Mr. Loewenberg served as Senior Vice President of Aetna Life and Casualty, a multi-line insurer, and as Chief Executive Officer of Aetna Information Technology, the information systems company of Aetna Life and Casualty, from March 1989 to May 1995. Mr. Loewenberg was Chairman of Precision Systems, Inc. until April 1996 and is a director of CompuCom.

Thomas C. Lynch became a Director of the Company in September 1996. He has been a Senior Vice President of Safeguard since November 1995. Prior to that time, Mr. Lynch retired from the U.S. Navy as an Admiral after 31 years, including serving as Superintendent of the U.S. Naval Academy from 1991 through 1994 and the Director, Navy Roles and Missions from 1994 through 1995. Mr. Lynch currently serves as director of The Eastern Technology Council and is a member of the Cradle Liberty Council, Boy Scouts of America and the U.S. Naval Academy Foundation.

Compensation Committee Interlocks and Insider Participation

In 1995, decisions concerning compensation of executive officers were made by the Compensation Committee of the Board of Directors which included Mr. Michael
A. Sanchez, the Chairman and Chief Executive Officer of the Company. Mr. Sanchez, however, did not take part in decisions regarding his compensation.

Employment Agreement

The Company entered into a two-year employment contract effective January 1, 1996 with Richard H. Jefferson, the Managing Director of the Company's Asian-Pacific Rim activities. This agreement provides for the payment of a base salary plus commissions, the reimbursement of relocation expenses to Jakarta and the payment of certain living expenses. The Company has the option to terminate this agreement at any time, subject to a severance payment equal to three months base salary if such termination is for any reason other than non-performance.

Certain Relationships

Radnor Venture Management Company, a general partnership, is the sole general partner of Radnor Venture Partners, L.P., a venture capital fund. SSI Management Company, Inc., one of the general partners of Radnor Venture Management Company, is a wholly-owned subsidiary of Safeguard. PMG Management Advisors, the other general partner of Radnor Venture Management Company is not affiliated with Safeguard or the Company. Radnor Venture Management Company is managed and controlled by its executive committee which currently consists of seven persons including (i) Warren V. Musser and Ira M. Lubert, each of whom may be deemed to be designees of SSI Management Company, Inc., (ii) two designees of PMG Management Advisors, and (iii) two designees of other investors in Radnor Venture Partners, L.P. SSI Management Company, Inc. also has the right to designate one additional member of the executive committee. Mr. Lubert is one of the two Managing Directors of Radnor Venture Management Company, who manage the day-to-day operation of Radnor Venture Partners, L.P., subject to the control and direction of the executive committee.

Executive Compensation

The following table sets forth certain information concerning compensation paid or accrued for the calendar year ended December 31, 1995 with respect to the Company's Chief Executive Officer, its four other most highly compensated executive officers at December 31, 1995 and two individuals who were no longer executive officers of the Company on January 1, 1996 (collectively, the "Named Officers"):


                                                                           Long Term
                                                                         Compensation
                                                                            Awards
                                                                        ---------------
                                             Annual Compensation (1)      Securities          All
Name and                                     -----------------------      Underlying         Other
Principal Position              Year         Salary          Bonus         Options       Compensation(2)
- ------------------              ----         ------          -----         -------       ---------------
Michael A. Sanchez...........   1995         $160,200                       24,000          $7,956
 Chairman and Chief
 Executive Officer
Frank R. Sanchez.............   1995          160,200                       24,000
 President and Chief
 Operating Officer
Michael L. Turner............   1995          122,152        $40,000         4,800           5,797
 Senior Vice President -
 Business Development
Thomas F. McAllister.........   1995          137,738         20,000
 Senior Vice President -
 Client Services
Joseph F. Waterman...........   1995          134,167                       31,200           5,375
 Senior Vice President and
 Chief Financial Officer
Adnan Elassad(3).............   1995          200,250                                        5,607
 Former Co-President
E. Miguel Rangel(4)..........   1995          171,167          5,000
 Former Managing
 Director of Europe

 -------------------------

 (1) The compensation described in this table does not include medical, group life insurance or other benefits received by the Named Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits, securities or property received by the Named Officers which do not exceed the lesser of $50,000 or 10% of the aggregate of any such Named Officer's salary and bonus in 1995.
 (2)   Represents a contribution under the Company's 401(k) plan.
 (3) Mr. Elassad resigned from the Company and its Board of Directors effective January 1, 1996 to pursue other business opportunities.
 (4) Mr. Rangel resigned from the Company effective November 30, 1995 to pursue other business opportunities.

The following table provides information on stock options granted by the Company in 1995 to the Named Officers. All Company option grants depicted below were made pursuant to the 1995 Equity Compensation Plan.

                                                 Option Grants in Last Fiscal Year

                               Number of        Percent of
                                Shares        Total Options                              Realizable Potential Value at
                              Underlying       Granted to       Exercise                 Assumed Annual Rate of Stock
                               Options        Employees in     Price Per    Expiration   Price Appreciation for Option
Name                         Granted(1)       Fiscal Year       Share         Date                 Term(2)
- ----                         ----------       -------------    ---------    ----------   -------------------------------
                                                                                                 5%               10%
                                                                                                 --               ---
Michael A. Sanchez......       24,000             7.8%          $3.625       10/08/05        $54,714          $138,656
Frank R. Sanchez........       24,000             7.8            3.625       10/08/05         54,714           138,656
Joseph F. Waterman......       31,200            10.1            3.625       10/08/05         71,128           180,252
Thomas F. McAllister....           --              --               --             --             --                --
Michael L. Turner.......        4,800             1.6            3.625       10/08/05         10,943            27,731

- --------------------
(1) These options vest in equal installments over a four-year period beginning one year after the date of grant.
(2) The amounts shown are calculated assuming that the market value of the Common Stock was equal to the exercise price per share as of the date of grant of the options. This value is the approximate price per share at which shares of the Common Stock would have been sold in private transactions on or about the date on which the options were granted. The dollar amounts under these columns assume a compounded annual market price increase for the underlying shares of the Common Stock from the date of grant to the end of the option term of 5% and 10%. This format is prescribed by the Commission and is not intended to forecast future appreciation of shares of the Common Stock. The actual value, if any, a Named Officer may realize, will depend on the excess of the market price for shares of the Common Stock on the date the option is exercised over the exercise price. Accordingly, there is no assurance that the value realized by a Named Officer will be at or near the value estimated above.

The following table sets forth information concerning options exercised during 1995 and the number and the hypothetical value of certain unexercised options of the Company held by the Named Officers as of December 31, 1995. This table is presented solely for purposes of complying with the Commission's rules and does not necessarily reflect the amounts the optionees will actually receive upon any sale of the shares acquired upon exercise of the options.


                        Aggregated Option Exercises and
                       Last Fiscal Year-End Option Values

                                                          Number of Securities
                                                        Underlying Unexercised      Value of Unexercised
                                                              Options at           In-The-Money Options at
                                                           December 31, 1995         December 31, 1995(2)
                                                       -------------------------   -------------------------
                         Shares Acquired    Value
      Name                 on Exercise    Realized(1)  Exercisable  Unexercisable  Exercisable  Unexercisable
      ----              ---------------  -----------   -----------  -------------  -----------  -------------
Michael A. Sanchez....       72,000        $4,800         3,600        25,800       $  7,050       $ 3,525
Frank R. Sanchez......       72,000         4,800         3,600        25,800          7,050         3,525
Joseph F. Waterman....       93,600         6,240         3,600        33,000          7,050         3,525
Thomas F. McAllister..           --            --        18,000        36,000         34,050        68,100
Michael L. Turner.....       14,400           960        90,000         6,600        176,250         3,525

(1) Assumes, for presentation purposes only, a per share fair market value of $1.73 (the exercise price of the most recently issued options at that date).
(2) Assumes, for presentation purposes only, a per share fair market value of $3.625 (the exercise price of the most recently issued options at that date).

1995 Equity Compensation Plan

The Company has adopted the 1995 Equity Compensation Plan (the "Plan") pursuant to which it has awarded and may in the future award stock options and equity compensation awards to its employees, officers, non-employee directors and independent contractors.

The Plan provides for the issuance to employees, officers, non-employee directors and independent contractors of up to 1,680,000 shares of Common Stock pursuant to the grant of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), Stock Appreciation Rights ("SARs") and restricted stock awards. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). Subject to the provisions of the Plan, the Committee has the authority to determine to whom stock options and equity compensation awards will be granted and the terms of the awards granted, including the number of shares subject to each award, vesting provisions and the duration of an award.

As of August 31, 1996, options to purchase a total of 722,489 shares of Common Stock, at a weighted average exercise price per share of $2.55, were outstanding. Of these options, 365,753 options were fully vested and exercisable as of August 31, 1996. As of August 31, 1996, the Company had an additional 1,345,764 shares of Common Stock available for future grants and other issuances under the Plan.

The Board of Directors generally may amend or revise the terms of the Plan in any respect whatsoever, provided, that certain amendments to the Plan are subject to shareholder approval. Unless sooner terminated, the Plan will terminate in 2005.

                              Certain Transactions

Pursuant to an Administrative Services Agreement between the Company and Safeguard, the Company paid Safeguard $100,000 in each of 1993, 1994 and 1995 in consideration for certain general management, financial management, human resources management and legal services provided by Safeguard. The Company expects to pay Safeguard a similar amount in 1996 for such services.

In 1995, the Company paid Oaktree Systems, Inc, approximately $111,000 in consideration for certain consulting services and the Company expects to pay such entity in excess of $60,000 in 1996 in consideration of additional
consulting services from this entity.   The owner of Oaktree Systems, Inc. is
the father of Michael A. Sanchez and Frank R. Sanchez.

On March 1, 1995 the Company made loans to each of Michael A. Sanchez, Frank R. Sanchez and Joseph F. Waterman in the amounts of $114,000, $114,000 and $148,200, respectively. The Company made these loans to provide these executive officers with funding to exercise certain stock options for the purchase of Common Stock as part of a Company-wide program enabling all employees who had been granted options prior to December 31, 1993 to exercise similar options. As of the date hereof, the outstanding principal balances of these loans were $114,000, $114,000 and $0 for Michael A. Sanchez, Frank R. Sanchez and Joseph F. Waterman, respectively. Michael A. Sanchez is expected to retire his loan upon the consummation of the Offering. See Note 8 to the Consolidated Financial Statements.

During 1994, 1995 and January 1996, Safeguard and the Company entered into certain arrangements whereby the Company would lend to Safeguard its excess cash and receive a negotiated interest rate which was higher than the rate the Company might realize by independently investing the funds, but which was less than Safeguard's cost of funds. The applicable interest rates charged by the Company during the periods covered by these arrangements ranged between five and seven percent. The highest principal balance of these borrowings during the period covered by these arrangements was $3,500,000.

In 1993, Safeguard made a short-term advance to the Company in the amount of $400,000 at a rate of seven percent. In 1995, Safeguard made a 29 day advance to the Company in the amount of $600,000 which did not bear interest.

                       Principal and Selling Stockholders


The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each director of the Company, (iii) by each Named Officer,
(iv) by each Selling Stockholder, and (v) by all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                                           Number of Shares
                                             Beneficial Ownership           to be Sold in          Beneficial Ownership
                                           Prior to the Offering (1)        the Offering           After the Offering(1)
                                           -------------------------       ---------------       ---------------------------
                                             Number of                                             Number of
      Name and Address                          Shares        Percentage                              Shares      Percentage
      ----------------                      ----------        ----------                           ---------      ----------
Safeguard Scientifics, Inc. (2)...........   3,829,482              43.0           714,272         3,115,210            28.1
 800 The Safeguard Building
 435 Devon Park Drive
 Wayne, PA  19087
Michael A. Sanchez  (3)...................   1,976,848              23.1            87,106         1,889,742            17.6
 40 Valley Stream Parkway
 Malvern,  PA  19355,
Radnor Venture Partners L.P.(4)...........     886,384              10.4           178,568           707,816             6.6
 800 The Safeguard Building
 435 Devon Park Drive
 Wayne, PA  19087
Frank R. Sanchez  (3).....................     849,600               9.9            43,554           806,046             7.5
 40 Valley Stream Parkway
 Malvern,  PA  19355
Joseph F. Waterman (5)....................     105,000               1.2                --           105,000             1.0
Thomas F. McAllister  (6).................      36,000                *                 --            36,000              *
Michael L. Turner (7).....................     105,600               1.2                --           105,600             1.0
Warren V. Musser  (8).....................     144,000               1.7                --           144,000             1.3
Ira M. Lubert (9).........................      89,042               1.0                --            89,042              *
Lawrence Chimerine........................      72,000                *                 --            72,000              *
John D. Loewenberg........................          --                *                 --                --              *
Thomas C. Lynch  (8)......................          --                *                 --                --              *
All executive officers and directors as
a group (14 persons)  (10)................   3,508,624              40.2           130,660         3,377,964            31.0

__________________________

*  Less than 1% of the outstanding Common Stock

(1) Solely for the purpose of the percentage ownership calculation for each beneficial owner depicted herein, the number of shares of Common Stock deemed outstanding prior to the Offering (i) assumes 8,549,755 shares of Common Stock outstanding as of the date of this Prospectus; (ii) assumes 10,707,755 shares of Common Stock will be outstanding upon the successful completion of the Offering; and (iii) includes additional shares issuable pursuant to options or warrants held by such owner which may be exercised within 60 days after the date of this Prospectus ("presently exercisable options"), as set forth below. The beneficial ownership after the Offering does not account for the exercise of Rights by such stockholders in the Offering.

(2) Includes a warrant exercisable for 360,000 shares of Common Stock. The shares and warrant are held of record by Safeguard Scientifics (Delaware), Inc., a wholly-owned subsidiary of Safeguard. Excludes shares beneficially owned by Radnor, in which Safeguard has a beneficial interest. See "Management--Certain Relationships" for a description of the relationships between Safeguard and Radnor.

(3) Includes 9,600 shares of Common Stock issuable pursuant to presently exercisable options.

(4) See "Management--Certain Relationships" for a description of the relationships between Safeguard and Radnor.

(5) Includes 11,400 shares of Common Stock issuable pursuant to presently exercisable options.

(6) Consists of 36,000 shares of Common Stock issuable pursuant to presently exercisable options.

(7) Includes 91,200 shares of Common Stock issuable pursuant to presently exercisable options.

(8) Does not include 3,829,482 shares beneficially owned by Safeguard. Mr. Lynch serves as the Senior Vice President of Safeguard and Mr. Musser serves as Chairman and Chief Executive Officer of Safeguard. See "Management--Executive Officers and Directors." Messrs. Lynch and Musser disclaim beneficial ownership of such shares.

(9) Does not include 886,384 shares beneficially owned by Radnor. See "Management--Certain Relationships" for a description of the relationship between Mr. Lubert and Radnor. Mr. Lubert disclaims beneficial ownership of such shares.

(10) Includes, in the aggregate, 183,625 shares of Common Stock issuable pursuant to presently exercisable options.

                          Description of Capital Stock

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value.

Common Stock

As of August 31, 1996, there were 8,549,755 shares of Common Stock outstanding and held of record by approximately 45 stockholders. After giving effect to the issuance of the 2,158,000 shares of Common Stock offered by the Company hereby, there will be 10,707,755 shares of Common Stock outstanding.

Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast and, except as otherwise required by law, all other matters are determined by a majority of the votes cast. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. See "Risk Factors--Control by Principal Stockholders." Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "--Preferred Stock."

Rights

The Company is granting on the date hereof the Company Rights to the holders of Safeguard Common Shares and the Direct Rights to the Direct Purchasers. The Rights, subject to minimum exercise requirements, are each exercisable for one share of Common Stock at an exercise price of $____ per share. Persons may not exercise Rights for fewer than 50 shares of Common Stock. For purposes of the Offering, a person that holds Safeguard Common Shares in multiple accounts must meet the 50 share minimum purchase requirement in each account. Accordingly, persons holding fewer than 50 Rights in an account should consider the advisability of consolidating the Rights in one account, selling Rights, or purchasing additional Rights to comply with the minimum exercise requirements of the Offering. Rights may be transferred, in whole or in part, by endorsing and delivering to the Rights Agent a Rights certificate that has been properly endorsed for transfer, with instructions to reissue the Rights, in whole or in part, in the name of the transferee. The Rights Agent will reissue certificates for the transferred Rights to the transferee, and will reissue a certificate for the balance, if any, to the holder of the Rights, in each case to the extent it is able to do so prior to the Expiration Date. The Offering will terminate and the Rights will expire at 5:00 p.m., New York City time, on the Expiration Date, which is ______, 199__. After the Expiration Date, unexercised Rights will be null and void. For more information about the Rights and the Offering process, reference should be made to "The Offering" and to "Risk Factors-- Cancellation of the Offering."

Preferred Stock

The Company, by resolution of the Board of Directors and without any further vote or action by the stockholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any such class or series, including the dividend rights, dividend rates, conversion rights and terms, voting rights, redemption rights and terms, and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. As of the date of this Prospectus, there are no shares of Preferred Stock outstanding, and the Company has no plans to issue any shares of Preferred Stock.

Transfer Agent and Registrar


The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.

                        Shares Eligible for Future Sale


Upon completion of the Offering, the Company will have 10,707,755 shares of Common Stock outstanding, excluding 1,082,489 shares of Common Stock subject to stock options and warrants outstanding as of August 31, 1996 and any stock options or warrants granted by the Company after August 31, 1996. Of these shares, the Common Stock sold in the Offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Act. The remaining 7,526,255 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701. See "Risk Factors--Shares Eligible for Future Sale."

In general, under Rule 144 as currently in effect, if three years have elapsed since the date of acquisition of restricted securities from the Company or any affiliate and the acquiror or subsequent holder is not deemed to have been an affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations described below. If two years have elapsed since the date of acquisition of restricted securities from the Company or any affiliate, the acquiror or subsequent holder thereof (including persons who may be deemed affiliates of the Company) is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume in the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. Without considering the contractual restrictions described below, approximately (i) 539,696 Restricted Shares will be eligible for sale in the public market in accordance with Rule 144(k) under the Act, (ii) 257,194 Restricted Shares will be eligible for sale 90 days after the date of this Prospectus, subject to manner of sale and other resale conditions imposed by Rule 701, and (iii) 6,729,365 Restricted Shares will be eligible for future sale subject to the holding period and other conditions imposed by Rule 144. Certain restrictions apply to any shares of Common Stock purchased in the Offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144, except for the holding period requirements thereunder. See "Risk Factors--Shares Eligible for Future Sale."

Rule 144A under the Act provides a nonexclusive safe harbor exemption from the registration requirements of the Act of specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer," which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities that, when issued, were of the same class as securities listed on a national securities exchange or quoted on Nasdaq. The shares of Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities.

Options and Warrants

As of August 31, 1996, there were outstanding (i) options to purchase an aggregate of 722,489 shares of Common Stock (of which 365,753 were exercisable at August 31, 1996) at a weighted average exercise price of $2.55 per share and
(ii) warrants to purchase an aggregate of 360,000 shares of Common Stock at an exercise price of $1.39 per share. As of August 31, 1996, the Company had an additional 1,345,764 shares of Common Stock available for future grants and other issuances under the Plan. The holders of options and warrants to purchase a total of 691,903 shares are subject to Lock-Up Agreements, which restrict, until after the Lock-Up Expiry Date (without the Underwriters' prior written consent), the holders' ability to sell or otherwise dispose of Common Stock
acquired upon the exercise of such options and warrants.   See "Management--1995
Equity Compensation Plan."

The Company issued options and underlying shares of Common Stock to employees of the Company who were not executive officers and directors of the Company pursuant to Rule 701. Under Rule 701, such employees of the Company who prior to the Offering purchased shares pursuant to the Plan are entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 commencing 90 days after the date of this Prospectus. Rule 701 also permits the shares subject to unexercised options under such Plan to be sold upon exercise without having to comply with such provisions of Rule 144. As of August 31, 1996, (i) approximately 257,194 shares of Common Stock will be eligible for sale under Rule 701 by Company employees, commencing 90 days after the date of this Prospectus, and (ii) approximately 390,586 shares of Common Stock subject to unexercised options will be eligible for sale under Rule 701 by Company employees (subject to applicable vesting provisions).

It is anticipated that a Form S-8 Registration Statement covering the Common Stock that may be issued pursuant to the exercise of options after the effectiveness of the Form S-8 Registration Statement will be filed and declared effective prior to the Lock-Up Expiry Date and that shares of Common Stock that are so acquired and offered thereafter pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company, which generally may only resell such shares in compliance with Rule 144, except for the holding period requirements thereunder.

Lock-Up Agreements

The Principal Stockholders, who will own 6,139,614 shares of Common Stock after the completion of the Offering and will be deemed to beneficially own an additional 379,200 shares of Common Stock, each other Named Officer, each director of the Company and Warren V. Musser and his assignees have agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock (other than shares of Common Stock sold in the Offering) until after the Lock-Up Expiry Date without the prior written consent of the Underwriters.

Registration Rights

The Company has granted certain registration rights to Radnor and Safeguard. In particular, under certain circumstances and subject to certain limitations, Radnor can require the Company to register under the Act (i) a minimum of 25% of the aggregate number of the shares of Common Stock held by Radnor or its transferees, provided that the Company is not obligated to effect more than one such registration and (ii) on Form S-3 such number of shares of Common Stock having a market value of at least $100,000, provided that the Company is not required to effect more than one such registration during any twelve-month period. Radnor and Safeguard were granted certain "piggy-back" registration rights whereby under certain circumstances and subject to certain conditions, they may include shares of Common Stock in any registration of shares of Common Stock under the Act.

                                  Underwriting


The Company, the Selling Stockholders and the Underwriters have entered into the Standby Underwriting Agreement on the date hereof, pursuant to which the Underwriters are required, subject to certain terms and conditions (all of which are summarized below), to purchase the Excess Unsubscribed Shares in accordance with the percentages set forth below. If all of the Rights are exercised, or if the number of Unsubscribed Shares is 300,000 or less, there will be no Excess Unsubscribed Shares and the Underwriters will not be required to purchase any shares of Common Stock.


 Underwriters                                                    % of Shares
                                                                 ------------
 J.P. Morgan Securities Inc...................................       50%
 Wheat, First Securities, Inc.................................       50%


The Underwriters have agreed, severally and not jointly, subject to the condition that the Company and the Selling Stockholders comply with their respective obligations under the Standby Underwriting Agreement and subject to the Underwriters' right to terminate their obligations under the Standby Underwriting Agreement (as specified below), to purchase all of the Excess Unsubscribed Shares. The Company and the Selling Stockholders will pay the Underwriters the Financial Advisory Fee equal to 3% per share for each share of Common Stock included in the Offering. The Financial Advisory Fee is for services and advice rendered in connection with the structuring of the Offering, valuation of the business of the Company, and financial advice to the Company and the Selling Stockholders before and during the Offering. An additional fee of 4% per share will be paid to the Underwriters (i) for each share of Common Stock purchased by the Underwriters pursuant to the Standby Underwriting Agreement and (ii) for each share of Common Stock purchased upon the Underwriters' exercise of Rights if such Rights were purchased by the Underwriters at a time when the Common Stock was trading (on a "when issued" basis) at a per share price of less than $______ or if the Underwriters purchase such Rights with the Company's prior acknowledgment that it would be entitled to receive the Underwriting Discount for Common Stock purchased pursuant to the exercise of such Rights. In addition, the Company has agreed to pay the Underwriters a non-accountable expense allowance in the aggregate amount of $125,000, provided, however, such non-accountable expense allowance shall be reduced to $50,000 or zero if, on the Expiration Date, the closing price for the Common Stock traded on a "when issued" basis is at least $10.00 per share or greater than $12.00 per share, respectively. The Company and the Selling Stockholders have granted to the Underwriters a 20-day option commencing on the Expiration Date to purchase a maximum of 303,000 additional shares of Common Stock at a per share price equal to the Exercise Price less the Total Underwriting Discount. The Underwriters may exercise such option in whole or in part only to cover over-allotments made in connection with the sale of shares of Common Stock by the Underwriters.

Prior to the Expiration Date, the Underwriters may offer shares of Common Stock on a when-issued basis, including shares to be acquired through the purchase and exercise of Rights, at prices set from time to time by the Underwriters. Each such price when set will not exceed, if applicable, the highest price at which a dealer not participating in the distribution is then offering the Common Stock to other dealers, plus an amount equal to a dealer's concession, and an offering price set on any calendar day will not be increased more than once during such day. After the Expiration Date, the Underwriters may offer shares of Common Stock, whether acquired pursuant to the Standby Underwriting Agreement, the exercise of the Rights or the purchase of Common Stock in the market, to the public at a price or prices to be determined. The Underwriters may thus realize profits or losses independent of the Underwriting Discount and the Financial Advisory Fee. Shares of Common Stock subject to the Standby Underwriting Agreement will be offered by the Underwriters when, as and if sold to, and accepted by, the Underwriters and will be subject to their right to reject orders in whole or in part.

In connection with the solicitation of Rights exercises, unless the Underwriters are granted an exemption by the Commission from Rule 10b-6, the Underwriters will be prohibited from engaging in any market making activities with respect to the Company's when-issued Common Stock and Common Stock until the Underwriters have completed their participation in the distribution of the shares offered hereby. As a result, the Underwriters may be unable to provide a market for the Company's when-issued Common Stock and Common Stock should it desire to do so, during certain periods while the Rights are exercisable.

The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities arising out of or based upon misstatements or omissions in this Prospectus or the Registration Statement of which this Prospectus is a part and certain other liabilities, including liabilities under the Act, and to contribute to certain payments that the Underwriters may be required to make.

The Underwriters may terminate their obligations under the Standby Underwriting Agreement if (i) any calamitous domestic or international event or act or occurrence has disrupted or, in the Underwriters' opinion, will in the immediate future materially disrupt, the general securities market in the U.S.; (ii) trading in the Common Stock (on a when-issued basis) shall have been suspended by the Commission or Nasdaq; (iii) trading on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market or in the over-the-counter market shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required on the over-the-counter market by the NASD or by order of the Commission or any other government authority having jurisdiction; (iv) the U.S. shall have become involved in a war or major hostilities which, in the Underwriters' opinion, will affect the general securities market in the U.S.;
(v) a banking moratorium has been declared by a New York, Pennsylvania, Virginia or federal authority; (vi) a moratorium in foreign exchange trading has been declared; (vii) the Company shall have sustained a loss material to the Company by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act, whether or not such loss shall have been insured, or from any labor dispute or any legal or governmental proceeding; (viii) there shall be such material adverse market conditions (whether occurring suddenly or gradually between the date of this Prospectus and the closing of the Offering) affecting markets generally or technology issues particularly as in the Underwriters' reasonable judgment would make it inadvisable to proceed with the offering, sale or delivery of the shares of Common Stock offered hereby; (ix) there shall have been such material adverse change, or any development involving a prospective material adverse change (including a change in management or control of the Company), in the condition (financial or otherwise), business prospects, net worth or results of operations of the Company since December 31, 1995; or (x) the Other Purchasers fail to purchase their aggregate allotment of Unsubscribed Shares. The Underwriters, however, may elect to purchase all, but not less than all, Unsubscribed Shares in the event the Other Purchasers fail to purchase any of the Unsubscribed Shares which they are obligated to purchase.

The Company has agreed that, without the prior written consent of the Underwriters, it will not offer, sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock (or securities convertible into shares of Common Stock) (collectively, the "Securities") acquired in the Offering or held by it as of the date hereof until after the Lock-Up Expiry Date, other than (i) Common Stock to be sold in the Offering, (ii) Company option issuances and sales of Common Stock pursuant to the Stock Option Plan and
(iii) Securities issued as consideration for an acquisition if the party being issued the Securities agrees not to transfer, sell, offer for sale, contract or otherwise dispose of such Securities until after the Lock-Up Expiry Date. The Principal Stockholders, who will own 6,139,614 shares of Common Stock after the completion of the Offering and will be deemed to beneficially own an additional 379,200 shares of Common Stock, each executive officer, each director of the Company and Warren V. Musser and his assignees have agreed to certain restrictions concerning the sale of Common Stock pursuant to Lock-Up Agreements. See "Management--1995 Equity Compensation Plan" and "Shares Eligible for Future Sale."

                                 Legal Matters


The validity of the shares of Common Stock and the Rights offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Drinker Biddle & Reath, Philadelphia, Pennsylvania.


                                    Experts


The consolidated financial statements of Sanchez Computer Associates, Inc. as of December 31, 1994 and 1995 and for each of the years in the three year period ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.


                             Additional Information


The Company has filed with the Commission a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Act with respect to the Common Stock and Rights offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock and Rights offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") systems are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                                    Glossary


ACH Automated Clearing House. A processing and delivery system that provides for the distribution and settlement of electronic credits and debits among a large number of financial institutions.

AIX                  IBM's implementation of the UNIX operating environment.

API Application Programming Interface. A defined calling standard for a software module that provides a consistent, standard set of calls to access the functions provided by the module.

Client/Server        System architecture in which the server component acts as
Architecture         the source of data and the client component uses the data
                     to perform various functions.

DCS Distributed Control System. A control system architecture developed in the 1970s.

DDE Dynamic Data Exchange. A Microsoft(R) standard for communicating data between two programs.

DLL Dynamic Link Library. A DLL contains a library of machine-language procedures that can be linked to programs as needed at run time. Programs do not need to include code to perform common functions because that code is available in the DLL. Changes can be made once to the DLL routine instead of each individual program.

DecNet Digital Equipment Corporation software that provides a network linkage between Digital computers to allow users to access information and resources across systems.

Digital UNIX/RISC    The UNIX operating system for Digital's Alpha processor.
                     The Alpha processor uses a Reduced Instruction Set Chip
                     (RISC) architecture.

Digital OpenVMS      Digital Equipment Corporation's proprietary operating
                     system for its VAX and AXP machines.

GIRO A payment method, similar to a check, used in many European countries.

GUI                  Graphical User Interface.

HP-UX Hewlett-Packard's implementation of the UNIX operating environment.

LAN Local-Area Network. A high speed network connecting personal computers, workstations and, in some cases, mainframe computers.

M programming        A high-level interactive computer programming language
                     developed for use in complex data handling operations. M is an ANSI standard language.

Meta data            The data which defines the data. For example, a relational database table definition is data, but acts to define the lower-level information contained within the table being defined.

Multi-platform       Processes or pieces of hardware that operate on various
                     hardware and software systems without modification.

ODBC Open Database Connectivity. The Microsoft(R) standard that provides a database independent mechanism through which a Windows or Windows NT(TM) application can query and update data in a variety of relational database management systems. The ODBC API (Application Programming Instruction), for example, allows a single Windows application to access Oracle, Sybase and other databases.

OLE Object Linking and Embedding. A Microsoft standard that allows programs to share data and features seamlessly.

Open Systems         System design that allows users to take advantage of
Architecture         applications from multiple vendors by permitting open
                     access to all internal components and by supporting a wide variety of standards, operating environments and connectivity methodologies.

Port The process of moving a software application to a new hardware platform, operating system, or language environment.

RDBMS Relational Database Management System. A software system that stores data as a related set of data tables, allows the data to be queried and updated and enforces the integrity of the data. RDBMSs typically act as servers for multiple clients on a network.

Real-Time            Characteristic of a process that recognizes changes in
                     dynamic data as the changes occur, communicates those changes and manages the resultant effects of the changes.

Relational Database  File structure that is logically connected by one or more data structures in a separate file.

SQL Structured Query Language. A standardized language used by RDBMSs to query, update and manage a database.

SWIFT                Society of Worldwide Interbank Financial Telecommunication.
                     SWIFT provides institutions with an automated communication link between financial institutions.

Systems Integrator   A Company that specializes in integrating products from
                     multiple vendors to provide an information systems solution to a customer.

TCP/IP Transmission Control Protocol/Internet Protocol. TCP/IP provides a low level transport mechanism, similar to DECNet, for linking a variety of computers together in a network. TCP/IP is the common network protocol for UNIX systems and is used as the network for the Internet.

Turnkey Hardware and software applications that fulfill all of a customer's predefined requirements at the time of purchase.

UNIX UNIX is a highly modular operating system or family of operating systems that provides multi-user, multi-tasking capabilities on a wide variety of platforms.

WAN Wide-Area Network. A network that allows communications between locations.

                       Sanchez Computer Associates, Inc.

                   Index to Consolidated Financial Statements

Report of Independent Accountants..........................................  F-2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated Balance Sheets as of December 31, 1994 and 1995.........  F-3

      Consolidated Statements of Operations for the years ended
        December 31, 1993, 1994 and 1995...................................  F-4

      Consolidated Statements of Changes in Stockholders' Equity
        for the years ended December 31, 1993, 1994 and 1995...............  F-5

      Consolidated Statements of Cash Flows for the years ended
        December 31, 1993, 1994 and 1995...................................  F-6

      Notes to Consolidated Financial Statements...........................  F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated Balance Sheet as of June 30, 1996....................... F-16

      Consolidated Statements of Operations for the six months
        ended June 30, 1995 and 1996....................................... F-17

      Consolidated Statements of Cash Flows for the six months
        ended June 30, 1995 and 1996....................................... F-18

      Notes to Consolidated Financial Statements........................... F-19

                       Report of Independent Accountants


To the Stockholders and Board of Directors
Sanchez Computer Associates, Inc.


We have audited the accompanying consolidated balance sheets of Sanchez Computer Associates, Inc. as of December 31, 1994 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanchez Computer Associates, Inc. as of December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 2, 1996, except as to information in Note 13, for which the date is September 11, 1996

                       Sanchez Computer Associates, Inc.
                          Consolidated Balance Sheets
                           December 31, 1994 and 1995
                       (in thousands, except share data)


                   ASSETS                      1994      1995                   LIABILITIES                      1994        1995
                                               ----      ----                                                    ----        ----

Current assets                                                   Current liabilities
       Cash and cash equivalents............  $2,656   $ 5,546           Current portion of long-term debt....  $   82      $   168
       Accounts receivable, net of                                       Accounts payable, trade..............     340          345
         allowance for doubtful
         accounts of $40....................   3,120     4,360           Accrued expenses.....................   1,558        1,258
       Deferred income taxes................     742       587           Income taxes payable.................     339          401
       Prepaid and other current assets.....     253       490           Deferred revenue.....................   2,134        4,060
                                              ------   -------                                                   -------    -------
          Total current assets..............   6,771    10,983   Total current liabilities....................   4,453        6,232

                                                                 Long-term debt - net of current portion......     160          173
                                                                 Deferred rent................................     132          137
                                                                                                                 -------    -------

Property and equipment                                                       Total liabilities................   4,745        6,542
       Equipment............................   1,176     1,497   Commitments (Note 10)
       Furniture and fixtures...............     345       221                    STOCKHOLDERS' EQUITY
       Leasehold improvements...............      61        61   Common stock, no par value
                                              ------   -------
                                               1,582     1,779           Authorized-15,000,000 shares
                                                                         Issued-8,061,853 and 8,409,356 shares in
Accumulated depreciation and amortization...    (830)     (976)          1994 and 1995, respectively..........      81           84
                                              ------   -------
       Net property and equipment...........     752       803   Additional paid-in capital...................   5,250        6,024
                                                                 Retained earnings (deficit)..................  (1,426)         161
Deferred income taxes.......................     636        --   Notes due on common stock purchases..........      --         (664)

                                                                 Treasury stock, at cost (216,000 shares).....    (120)          --
                                                                                                                -------     -------
Computer software costs, net of accumulated
 amortization of $844 in 1994 and $1,071
 in 1995....................................     371       361   Total stockholders' equity...................   3,785        5,605
                                              ------   -------                                                  -------     -------

          Total assets......................  $8,530   $12,147   Total liabilities and stockholders' equity... $ 8,530      $12,147
                                              ======   =======                                                 =======      =======

                See notes to consolidated financial statements.

                       Sanchez Computer Associates, Inc.
                     Consolidated Statements of Operations
             for the years ended December 31, 1993, 1994, and 1995
                     (in thousands, except per share data)

                                                    1993      1994     1995
                                                 --------  --------  -------

Revenues
   Software license fees                          $ 2,184   $ 6,111   $ 6,532
   Product enhancement fees                         2,045     1,564     1,797
   Implementation and consulting services           3,729     4,347     4,496
   Software maintenance fees                        3,359     3,494     4,017
                                                  -------   -------   -------

      Total revenues                               11,317    15,516    16,842


Operating Expenses
   Product development                              2,991     3,805     3,300
   Product support                                  2,509     2,315     2,515
   Implementation and consulting                    2,436     2,678     3,176
   Sales and marketing                                993     1,282     2,080
   Royalties and sublicense fees                      331     1,477     1,331
   General and administrative                       1,511     1,885     1,824
                                                    ------   -------   -------

      Total operating expenses                     10,771    13,442    14,226
                                                  -------   -------   -------

Income from operations                                546     2,074     2,616

Interest income (expense), net                        (28)        6        93
                                                  -------   -------   -------

Income before income taxes                            518     2,080     2,709

Income tax provision (benefit)                         55      (958)    1,122
                                                  -------   -------   -------

Net income                                        $   463   $ 3,038   $ 1,587
                                                  =======   =======   =======

Net income per common share                          $.05      $.33      $.17

Weighted average number of shares outstanding       9,056     9,272     9,576




                See notes to consolidated financial statements.

                       Sanchez Computer Associates, Inc.
           Consolidated Statements of Changes in Stockholders' Equity
             for the years ended December 31, 1993, 1994, and 1995
                      (in thousands, except share amounts)

                                   Common Stock                                                        Treasury Stock
                                   ------------                                     Notes Due          --------------
                                                        Additional     Retained     on common
                                                          paid-in      earnings       stock
                                  Shares    Amount        capital      (deficit)    purchases         Shares     Amount
                                 -------    ------        -------      ---------    ---------         ------     ------

Balances at January 1, 1993      8,061,853     $81         $5,250       $(4,927)           --        216,000     $ (120)

Net income                              --      --             --           463            --             --         --
                                 ---------     ---         ------       -------      --------       --------     ------

Balances at December 31, 1993    8,061,853      81          5,250        (4,464)           --        216,000       (120)
Net income                              --      --             --         3,038            --             --         --
                                 ---------     ---         ------       -------      --------       --------     ------

Balances at December 31, 1994    8,061,853      81          5,250        (1,426)           --        216,000       (120)
Net income                              --      --             --         1,587            --             --         --
Exercise of stock options          347,503       3            774            --         $(892)      (216,000)       120
Stock option loan repayments            --      --             --            --           228             --         --
                                 ---------     ---         ------       -------      --------       --------     ------

Balances at December 31, 1995    8,409,356     $84         $6,024       $   161         $(664)            --     $   --
                                 =========     ===         ======       =======      ========       ========     ======


                See notes to consolidated financial statements.

                       Sanchez Computer Associates, Inc.
                     Consolidated Statements of Cash Flows
             for the years ended December 31, 1993, 1994, and 1995
                                (in thousands)

                                                                               1993            1994            1995
                                                                               ----            ----            ----
Cash flows from operating activities:
 Net income                                                                    $ 463         $ 3,038         $ 1,587
 Adjustments to reconcile net income to cash provided by operating activities:
    Deferred taxes                                                                --          (1,378)            791
    Depreciation and amortization                                                691             557             605
    Other                                                                         13              56              39
 Cash provided (used) by changes in
  operating assets and liabilities:
    Accounts receivable                                                          (29)         (1,250)         (1,240)
    Prepaid and other current assets                                             (26)           (177)           (237)
    Accounts payable, accrued expenses and income taxes payable                  290           1,211            (233)
    Deferred revenues                                                           (955)            804           1,926
    Other liabilities                                                             78              --              --
                                                                               -----         -------         -------

Net cash provided by operating activities                                        525           2,861           3,238

Cash flows from investing activities:
 Capitalized computer software costs                                            (180)           (113)           (217)
 Capital expenditures                                                            (41)           (376)           (458)
 Other                                                                             5              --              --
                                                                               -----         -------         -------

Net cash used in investing activities                                           (216)           (489)           (675)

Cash flows from financing activities:
 Proceeds from issuance of long-term debt                                         --              --             244
 Repayment of notes due on common stock purchases                                 --              --             228
 Borrowings under line of credit agreement                                       200              --              --
 Repayments under line of credit agreement                                      (350)             --              --
 Principal payments under capital lease obligation                                (8)            (38)            (51)
 Principal payment under long-term notes                                         (43)            (43)            (94)
                                                                               -----         -------         -------

Net cash provided (used) by financing activities                                (201)            (81)            327
                                                                               -----         -------         -------

Net increase in cash and cash equivalents                                        108           2,291           2,890
Cash and cash equivalents at beginning of year                                   257             365           2,656
                                                                               -----         -------         -------

Cash and cash equivalents at end of year                                       $ 365         $ 2,656         $ 5,546
                                                                               =====         =======         =======


                See notes to consolidated financial statements

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)


1.  Description of Business

    Sanchez Computer Associates, Inc. ("Sanchez" or the "Company") designs, develops, markets, implements and supports comprehensive banking software, called PROFILE(R), for financial services organizations worldwide. Sanchez's highly flexible PROFILE family of products is comprised of three integrated modules which operate on open, client-server platforms. The primary module, called PROFILE/Anyware, is a multi-currency bank production system which supports deposit, loan, customer, transaction processing and bank management requirements through multiple distribution channels, including the Internet. The other modules are PROFILE/FMS, a multi-company, multi-currency, financial management and accounting system and PROFILE/ITS, a treasury system that includes a sophisticated set of asset and liability tools.

2.  Summary of Significant Accounting Policies

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sanchez Software Ltd. and Sanchez Computer Associates International, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to continuously make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses at the date of the financial statements and during the reporting period. Actual results could differ from these estimates. The most significant estimates are the percentage-of-completion method for revenue recognition.

     Revenue Recognition

     The Company recognizes revenue from client implementation projects, customized software development, and software license fees using the percentage-of-completion contract accounting method. Revenue is deferred to the extent of cash received or fees billed prior to satisfying such percentage completion criteria. Losses on contracts are recognized when determinable.

     Revenue from software maintenance contracts is recognized ratably over the term of the maintenance contract.

     Warranties

     The Company's products are warranted by the Company against design defects for a period generally not to exceed ninety days after customer conversion. Provision for future claims has been recorded based on historical experience, which to date has not been significant.

     Cash and Cash Equivalents

     The Company's policy is to maintain its uninvested cash at minimal levels. Cash and cash equivalents include amounts on deposit with Safeguard Scientifics, Inc. ("Safeguard"), the Company's major shareholder, in conjunction with demand promissory notes dated July 1994 and December 1995. The July 1994 note provided

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)


2.   Summary of Significant Accounting Policies, continued

     for interest at prime minus 2% throughout 1995, and the December 1995 note bears interest at Safeguard's effective borrowing rate minus 1%. At December 31, 1994 and 1995, advances to Safeguard under these demand notes amounted to $2,250 and $3,500 respectively. Interest income from these advances amounted to $49 in 1994 and $81 in 1995. The advances to Safeguard were repaid fully in the first quarter of 1996.

     Property and Equipment

     Property and equipment is carried at cost, except for assets under capital leases which are recorded at the lower of the present value of future lease payments or the fair value of the equipment at the inception of the lease. Expenditures for major renewals, improvements and betterments are capitalized and minor repairs and maintenance are charged to expense as incurred. When assets are sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss from such disposition is included in operations.

     Computer Software

     Certain costs of software developed internally, including program enhancements, are capitalized subsequent to the establishment of technological feasibility and up to the time the product becomes available for general release. Capitalized costs are amortized on the straight-line method over the lesser of (a) four years or (b) the expected life of the product based upon an analysis of the product's current and anticipated revenue stream. Costs of software program maintenance are charged to expense as incurred.

     All capitalized software costs are written down to net realizable value when the carrying amount is in excess thereof.

     Total costs capitalized for the years ended 1993, 1994 and 1995 were approximately $180, $113 and $217, respectively. Amortization of capitalized software costs amounted to $469, $306 and $227 in 1993, 1994 and 1995, respectively.

     Taxes on Income

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on currently enacted tax laws and statutory rates. Additionally, the benefits of utilizing net operating loss carryforwards and credit carryforwards are recognized to the extent management of the Company believes that it is more likely than not that the benefits will be realized in future periods.

     Depreciation and Amortization

     Depreciation and amortization are provided over the estimated useful life of the related assets using a combination of accelerated and straight line depreciation methods.

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)


2.   Summary of Significant Accounting Policies, continued

     Net Income Per Share

     Net income per share is computed using the weighted average number of shares of common and common equivalent shares (stock options and warrants) outstanding. As required by a Staff Accounting Bulletin issued by the Securities and Exchange Commission, common and common equivalent shares issued by the Company during the twelve-month period preceding the Offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and assuming an initial public offering price of $5.50 per share).

     Recently Issued Accounting Standards

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), was issued in October 1995. SFAS 123 gives companies the option to adopt the fair value method for expense recognition of employee stock options and stock based awards or to continue to account for such items using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), with pro forma disclosures of net income and net income per share as if the fair value method had been applied. The Company has adopted SFAS 123 effective January 1, 1996 by electing to continue to apply APB 25 for future stock options and stock based awards, and, accordingly, does not anticipate that SFAS 123 will have a material impact on its results of operations or financial position. In accordance with the disclosure provisions of SFAS 123, the Company will initially present the disclosure required by SFAS 123 in its financial statements as of and for the periods ending December 31, 1996.

3.   Additional Cash Flow Statement Information

     The Company's non-cash investing and financing activities and cash payments for interest and income taxes are as follows:

                                                  1993     1994     1995
                                                  ----     ----     ----

Equipment additions by capital lease               $46     $148       --

Cash paid during the year for interest              30       29     $ 38

Cash paid during the year for income taxes           4      134      273

4.   Client Revenue Data

     Revenue derived from certain software implementation projects comprises a substantial portion of the Company's total annual revenues. For the year ended December 31, 1993, three customers accounted for approximately 42% of total revenues; for the year ended December 31, 1994, four customers accounted for approximately 60% of total revenues; and for the year ended December 31, 1995, four customers accounted for approximately 71% of total revenues. At December 31, 1994 and 1995, the same four customers in each year accounted for $1,557 (or 50%)

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)


4.   Client Revenue Data, continued

     and $2,719 (or 62%) of total receivables, respectively. The Company does not require its customers to provide collateral relative to accounts receivable balances.

     The Company classifies its operations into one industry segment, licensing and servicing of software products to the financial services industry. Revenue derived from customers in various geographic regions for each of the three years ended December 31, 1995 is as follows:

                                       1993         1994         1995
                                      -------      -------      -------

Canada                                $ 3,144      $ 2,789      $ 1,802
Central Europe                          2,652        4,463        8,569
Other European                            963        3,355        4,048
U.S. and Caribbean                      4,558        4,909        2,423
                                      -------      -------      -------
                                      $11,317      $15,516      $16,842
                                      =======      =======      =======

5.   Accounts Receivable

     Accounts receivable balances as reported include unbilled receivables which amounted to approximately $515 and $2,150 at December 31, 1994 and 1995, respectively.

     Unbilled receivables on fixed-price contracts arise as revenues are recognized under the percentage of completion method. These amounts are billable at specified dates, when deliveries are made or at contract completion, which is expected to occur within one year. All amounts included in unbilled receivables are related to long-term contracts and are reduced by appropriate progress billings.

     The Company has not experienced any significant bad debts during the three years ended December 31, 1995. A reserve for doubtful accounts, totaling $40, was reflected on each of the year end balance sheets during that same three year period.

6.   Accrued Liabilities

     Accrued liabilities consist of the following:

                                                       1994        1995
                                                      ------      ------

Accrued compensation and related items                $  945      $  390

Accrued royalties                                        257         264

Other                                                    356         604
                                                      ------      ------

                                                      $1,558      $1,258
                                                      ======      ======

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)


7.   Long-Term Debt

     Long-term debt at December 31, 1994 and 1995 consists of the following:

                                                               1994      1995
                                                               -----     -----

Bank term note at 11% payable through October 1996...........  $  86     $  43

Bank Term Notes at prime + 1% payable through June 1998......     --       194

Capital leases at 12% to 12.4% payable through March 1999....    156       104
                                                               -----     -----

                                                                 242       341

Less current portion.........................................     82       168
                                                               -----     -----

                                                               $ 160     $ 173
                                                               =====     =====

     The 11% bank note relates to an acquisition in 1989 and is guaranteed by a third party.

     The bank notes at prime + 1% were issued in conjunction with a $500 revolving credit facility for capital equipment purchases.

     Future maturities of long-term debt at December 31, 1995 are as follows:

                    Year Ending                      Amount
                    -----------                      ------
                    1996                               $168
                    1997                                127
                    1998                                 40
                    1999                                  6
                                                       ----
                                                       $341
                                                       ====

8.   Stock Options

     The 1995 Equity Compensation Plan was approved by the Company's board of directors in October 1995. The plan provides for the issuance of a maximum of 1,680,000 shares of Common Stock upon the exercise of stock options, stock appreciation rights, and/or restricted stock awards. There will be no further options granted under the previously in-place 1988 Incentive Stock Option Plan for Key Employees.

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)


8.   Stock Options, continued

     A summary of stock options outstanding under the 1995 and 1988 Plans at December 31, 1993, 1994 and 1995 is as follows:

                                              1993         1994         1995
                                              ----         ----         ----

Shares under option, beginning of year     1,120,950      901,656    1,614,658

Options granted                                   --      786,600      308,436

Options exercised                                 --           --     (563,503)

Options canceled                            (219,294)     (73,598)    (135,215)
                                           ---------    ---------    ---------

Shares under option, end of year             901,656    1,614,658    1,224,376
                                           =========    =========    =========

Options exercisable                          661,802    1,026,058      668,735

Shares available for future grants           448,344      365,342    1,388,364


     The options are exercisable at prices ranging from $1.00 to $3.63 per share. Generally, outstanding options vest over a two to four year period after the date of grant and expire ten years after the date of grant.

     For options exercised in early 1995, 5% of the exercise price was paid upon exercise, with the remaining obligation evidenced by a note with a maximum term of ten years. Such optionees executed full recourse interest-bearing notes, with such notes being reported as "Notes due on common stock purchases" in the accompanying balance sheet. In 1995, interest income earned on these notes amounted to $43. In conjunction with the issuance of shares pursuant to these option exercises, the Company utilized 216,000 shares previously held as treasury shares.

     In addition to the stock options outstanding pursuant to the 1988 and 1995 plans, the Company has issued 144,000 non-qualified stock options to two non-employee directors which are exercisable at $1.67 per share. These options are fully vested and expire as of June 30, 1997.

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)


9.   Income Taxes

     The Company utilized net operating loss carryforwards to offset current and deferred tax liabilities for the years ended December 31, 1993, 1994 and 1995. The components of the income tax provision (benefit) for the years ended December 31, 1993, 1994 and 1995 are as follows:

                                            1993       1994       1995
                                            ----       ----       ----
Current taxes:
  Federal                                    $10     $   70     $   60
  State                                       45        200        113
  Foreign                                     --        150        158
                                             ---     ------     ------
                                              55        420        331
Deferred taxes                                --     (1,378)       791
                                             ---     ------     ------
Total provision (benefit)                    $55     $ (958)    $1,122
                                             ===     ======     ======

     A reconciliation of the tax provision (benefit) based on the federal statutory tax rate to the effective tax rate is as follows:

                                                1993        1994        1995
                                                ----        ----        ----
Statutory tax provision (34%)                   $176         $707        $921
Decrease in valuation allowance
  for deferred tax assets, net                   (27)      (1,927)         --
State income taxes, net
  of federal income tax benefit                   30          132          75
Foreign income taxes, net
  of federal income tax benefit                   --          100         104
Change in tax credit carryforward, net           (91)         (42)         69
Other, net                                       (33)          72         (47)
                                                ----       ------      ------
                                                $ 55       $ (958)     $1,122
                                                ====       ======      ======

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)

9.   Income Taxes, continued

     The tax effects of loss carryforwards, credit carryforwards, and temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 are presented below.

                                          1994          1995
                                          ----          ----
Deferred tax assets:
  Tax loss carryforwards                 $  742           --
  Tax credit carryforwards                  513        $ 444
  Accrued liabilities                       219          212
  Other                                      30           49
                                         ------        -----
  Total deferred tax assets               1,504          705

Deferred tax liabilities:
  Capitalized software costs               (126)        (118)
                                         ------        -----
Net deferred tax assets                  $1,378        $ 587
                                         ======        =====


     The Company provided a valuation allowance equal to all of its net deferred tax assets of $1,954 as of December 31, 1992 in conjunction with its initial adoption of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." The net change in the valuation allowance during the year ended December 31, 1993 was a decrease of $27, due primarily to the benefit of operating loss carryforwards utilized during 1993 of $157, partially offset by increases in the credit carryforward component of the Company's deferred tax assets. In the year ended December 31, 1994, the valuation reserve for deferred tax assets was entirely eliminated, with $588 of the decrease in the allowance resulting from utilization of net operating loss carryfowards in 1994, and the remaining decrease in the allowance of $1,339 related to the full reversal of the remaining valuation allowance. The $1,339 reversal of the remaining valuation allowance resulted from management's determination that the Company's ongoing profitability and contracted backlog made it more likely than not that the remaining operating loss and credit carryforwards would be utilized.

     Utilization of net operating loss carryforwards amounted to $741 in 1993, $2,388 in 1994 and $2,146 in 1995. Also, at December 31, 1995, the Company has approximately $444 in income tax credit carryforwards available to offset regular federal income taxes payable, expiring between the years 2002 and 2010.

10.  Commitments

     The Company leases office facilities subject to operating leases. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 1995 are as follows:

                    1996                             $326
                    1997                              381
                    1998                              202
                                                     ----
                                                     $909
                                                     ====

                  Notes to Consolidated Financial Statements
                   (in thousands, except share related data)


10.  Commitments, continued

     Rent expense for the years ended December 31, 1993, 1994 and 1995 was approximately $417, $357 and $364, respectively.

     The Company is also party to certain software customization agreements, primarily with Digital, whereby funding has been provided to the Company to facilitate product development targeted at specific geographic markets. Under the terms of these agreements, the Company retains ownership of the products developed, and has agreed to pay royalties to Digital, contingent upon the subsequent achievement of certain contractually defined product license fee sales.

     When applicable, such royalty amounts typically equate to 15% to 20% of the Company's software license fees, subject to various exceptions and limitations. Royalty expense relative to these agreements amounted to $167 in 1993, $761 in 1994 and $762 in 1995.

11.  Other Related Party Transactions

     Safeguard holds warrants to purchase 360,000 shares of the Company's common stock at an exercise price of $1.39 per share, subject to certain terms and restrictions. These warrants are currently exercisable and expire April 30, 1998.

     The Company has entered into an administrative services agreement with Safeguard, which provides for payment, subject to achieving certain sales levels, of a maximum fee of $25 per quarter. The Company expensed $100 in each of the years ended December 31, 1993, 1994 and 1995.

     The Company has entered into a consulting contract with the principal of Oaktree Systems, Inc., a stockholder of the Company. During the years ended December 31, 1993, 1994 and 1995, the Company incurred expenses under this agreement of $157, $225 and $111, respectively.

12.  Profit Sharing Trust Plan

     The Company maintains a Profit Sharing Trust Plan (the Plan) which permits eligible participating members to contribute up to fifteen percent of their gross earnings. The Company will typically make a contribution equal to 100% of the first 3% which an employee contributes and may also make additional voluntary contributions. The Company expensed $78, $103 and $148 related to the Plan during the years ended December 31, 1993, 1994 and 1995, respectively.

13.  Subsequent Events

     On September 11, 1996, the Board of Directors declared a six-for-five stock dividend which has been accounted for as a stock split. All references to the number of shares and per share amounts have been restated to reflect the effect of the split.

     Also on September 11, 1996, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 covering 3,181,500 shares of common stock to be sold in the initial public offering transaction. The majority of shares (2,158,000) are being offered by the Company and the remainder (1,023,500) by selling stockholders. This offering will be conducted as a rights offering to Safeguard's stockholders.

                       Sanchez Computer Associates, Inc.
                          Consolidated Balance Sheets
                                 June 30, 1996
                                  (Unaudited)
                       (in thousands, except share data)


                                ASSETS                                                              LIABILITIES
Current assets                                                         Current liabilities
  Cash and cash equivalents..........................   $ 4,731           Current portion of long-term debt..............   $   180
  Accounts receivable, net of allowance for                               Accounts payable, trade........................       479
   doubtful accounts of $40..........................     5,715           Accrued expenses...............................     1,636
  Deferred income taxes..............................       587           Income taxes payable...........................       435
  Prepaid and other current assets...................       403           Deferred revenue...............................     3,608
                                                        -------                                                             -------

        Total current assets.........................    11,436               Total current liabilities..................     6,338

                                                                       Long-term debt - net of current portion...........       162
                                                                       Deferred rent.....................................       107
                                                                                                                            -------

                                                                       Total liabilities.................................     6,607

Property and equipment                                                 Commitments (Note 4)
  Equipment..........................................     1,697
  Furniture and fixtures.............................       221
  Leasehold improvements.............................        61                    STOCKHOLDERS' EQUITY
                                                        -------
                                                          1,979        Common stock, no par value
                                                                         Authorized - 15,000,000 shares
Accumulated depreciation and amortization............    (1,199)         Issued - 8,405,755 shares.......................        84
                                                        -------          Additional paid-in capital......................     6,019
                                                                         Retained earnings...............................       538
Net property and equipment...........................       780          Notes due on common stock purchases.............      (652)
                                                                                                                            -------
                                                                         Total stockholders' equity......................     5,989
Computer software costs, net of accumulated                                                                                 -------
  amortization of $1,153.............................       380
                                                        -------        Total liabilities and stockholders' equity........   $12,596
                                                                                                                            =======
        Total assets.................................   $12,596
                                                        =======

                See notes to consolidated financial statements.

                       Sanchez Computer Associates, Inc.
                     Consolidated Statements of Operations
                for the six months ended June 30, 1995 and 1996
                                  (Unaudited)
                     (in thousands, except per share data)

                                                            1995        1996
                                                            ----        ----

Revenues
  Software license fees............................        $2,155      $3,694
  Product enhancement fees.........................           772         427
  Implementation and consulting services...........         2,141       2,045
  Software maintenance fees........................         2,196       2,084
                                                           ------      ------

       Total revenues..............................         7,264       8,250

Operating Expenses
  Product development..............................         1,675       1,851
  Product support..................................         1,345       1,443
  Implementation and consulting....................         1,642       1,341
  Sales and marketing..............................           913       1,404
  Royalties and sublicense fees....................           393       1,013
  General and administrative.......................           998         705
                                                           ------      ------
Total operating expenses
                                                            6,966       7,757
                                                           ------      ------

Income from operations.............................           298         493

Interest income (expense), net.....................            47         146
                                                           ------      ------

Income before income taxes.........................           345         639

Provision for income taxes.........................           138         262
                                                           ------      ------

Net income.........................................        $  207      $  377
                                                           ======      ======


Net income per common share........................          $.02        $.04

Weighted average number of shares outstanding......         9,557       9,220



                 See notes to consolidated financial statements

                       Sanchez Computer Associates, Inc.
                     Consolidated Statements of Cash Flows
                for the six months ended June 30, 1995 and 1996
                                  (Unaudited)
                                 (in thousands)

                                                                                             1995              1996
                                                                                           --------          --------
Cash flows from operating activities:
  Net income........................................................................       $   207           $   377

Adjustments to reconcile net income to cash used in operating activities:
 Deferred taxes.....................................................................           108
 Depreciation and amortization......................................................           330               305
 Other..............................................................................             6

Cash provided (used) by changes in operating
   assets and liabilities:
 Accounts receivable................................................................          (188)           (1,355)
 Prepaid and other current assets...................................................           (78)               87
 Accounts payable, accrued expenses and income taxes payable........................          (628)              517
 Deferred revenues..................................................................          (622)             (453)
                                                                                           -------           -------

Net cash used in operating activities...............................................          (865)             (522)

Cash flows from investing activities:
 Capitalized computer software costs................................................          (108)             (101)
 Capital expenditures...............................................................          (325)             (200)
                                                                                           -------           -------

Net cash used in investing activities...............................................          (433)             (301)

Cash flows from financing activities:
 Proceeds from issuance of long-term debt...........................................           244               148
 Repayment of notes due on common stock purchases...................................            46                 7
 Principal payments under capital lease obligation..................................           (25)              (56)
 Principal payments under long-term notes...........................................           (31)              (91)
                                                                                           -------           -------

Net cash provided by financing activities...........................................           234                 8
                                                                                           -------           -------

Net decrease in cash and cash equivalents...........................................        (1,064)             (815)

Cash and cash equivalents at beginning of period....................................         2,656             5,546
                                                                                           -------           -------

Cash and cash equivalents at end of period..........................................       $ 1,592           $ 4,731
                                                                                           =======           =======


                See notes to consolidated financial statements

            Notes to Consolidated Financial Statements (Unaudited)
                   (in thousands, except share related data)


1.   Basis of Presentation

The accompanying unaudited consolidated financial statements of Sanchez Computer Associates, Inc. (the "Company") have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principals have been condensed or omitted.

The financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited; however, in the opinion of management, such statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.

The interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 1995 and notes thereto included in the Company's audited consolidated financial statements included elsewhere herein.

The results of operations for the interim periods are not necessarily indicative of the results that might be expected for the future interim periods or for the full year ended December 31, 1996.

2.   Additional Cash Flow Statement Information

The Company's non-cash investing and financing activities and cash payments for interest and income taxes were as follows:

                                                                                       1995         1996
                                                                                      -----        -----

                              Cash paid during the year for interest..............    $  19        $  17

                              Cash paid during the year for income taxes..........      216          228


3.   Accrued Liabilities

Accrued liabilities consist of the following:


                              Accrued compensation and related items......................        $  618

                              Accrued royalties...........................................           459

                              Other.......................................................           559
                                                                                                  ------

                                                                                                  $1,636
                                                                                                  ======

            Notes to Consolidated Financial Statements (Unaudited)
                   (in thousands, except share related data)


4.   Commitments

Commitments as of June 30, 1996 were substantially the same as those disclosed in Note 10 of the Notes to Consolidated Financial Statements as of December 31, 1995.

5.   Net Income Per Share

Net income per common share was computed by dividing income by the weighted average number of shares outstanding during each period, after giving retroactive effect to the six-for-five stock split effective September 1996, including common stock equivalents which would arise from the exercise of stock options and warrants.

Stock options and warrants granted with exercise prices below the proposed offering price during the twelve-month period preceding the initial filing date of the offering have been included in the calculation of common stock equivalents using the treasury stock method, assuming an offering price of $5.50 per share, as if they were outstanding for all periods presented.

6.   Initial Public Offering

In late 1996, the Company proposes to commence an initial public stock offering for the sale of 2,158,000 shares of its common stock, based upon an assumed offering price of $5.50 per share. The estimated net proceeds to be raised by the Company is $10.3 million.

================================================================================

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the Offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities covered by this Prospectus, nor does it constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as of which information is furnished or the date hereof.

                ----------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary..........................................................   3
Risk Factors................................................................   7
The Offering................................................................  13
Use of Proceeds.............................................................  19
Dividend Policy.............................................................  19
Capitalization..............................................................  20
Dilution....................................................................  21
Selected Consolidated Financial Data........................................  22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................................  23
Business....................................................................  30
Management..................................................................  42
Certain Transactions........................................................  48
Principal and Selling Stockholders..........................................  49
Description of Capital Stock................................................  51
Shares Eligible for Future Sale.............................................  52
Underwriting................................................................  54
Legal Matters...............................................................  56
Experts.....................................................................  56
Additional Information......................................................  56
Glossary....................................................................  57
Index to Consolidated Financial Statements.................................. F-1

                ----------------------------------------------

Until            , 1997 (25 days after the expiration date of the offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to unsold allotments or subscriptions.


================================================================================


================================================================================



                                3,181,500 Shares



                                Sanchez Computer
                                Associates, Inc.
                                     [LOGO]



                                  Common Stock
                                 (no par value)



                               J.P. Morgan & Co.



                          Wheat First Butcher Singer



                                       , 1996


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution

          The expenses (other than underwriting discounts and commissions and underwriters' non-accountable expense allowance) payable in connection with the offering of the Rights and the sale of the Common Stock offered hereby are as follows:




Securities and Exchange Commission registration fee..................$7,209.31
NASD filing fee......................................................$2,590.70
Nasdaq filing fee...................................................$50,000.00
Printing and engraving expenses............................................. *
Legal fees and expenses..................................................... *
Accounting fees and expenses................................................ *
Blue Sky fees and expenses (including legal fees)........................... *
Transfer agent and rights agent and registrar fees
 and expenses............................................................... *
Miscellaneous............................................................... *
Total..............................................................$600,000.00

* To be filed by amendment.

          The foregoing, except for the Securities and Exchange Commission registration fee, the NASD filing fee, and the Nasdaq filing fee, are estimates. All of the foregoing expenses will be borne by the Registrant.

Item 14.  Indemnification of Directors and Officers

          The Registrant's Articles and By-laws require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of the Registrant or any other person designated by the Board of Directors (which may included any person serving at the request of the Registrant as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise), in each case, against certain liabilities (including, damages, judgments, amounts paid in settlement, fines, penalties and expenses (including attorneys' fees and disbursements)), except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Pennsylvania law permits the Registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.

          The Standby Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to Section __ of the form of Standby Underwriting Agreement which will be filed by amendment as Exhibit 1.1 hereto.

Item 15.  Recent Sales of Unregistered Securities

          In the three years preceding the filing of this registration statement, the Registrant has issued the following securities that were not registered under the Act:

          Since September 11, 1993 and pursuant to the Registrant's stock option plans, the Registrant has issued an aggregate of 563,503 shares of Common Stock and has granted options to purchase a total of 1,204,236 shares of Common Stock to its employees and directors at exercise prices ranging from $1.67 to $5.50 per share. See "Management--1995 Equity Compensation Plan" in this Registration Statement. In granting the options and selling the underlying securities upon option exercise, Registrant has relied on exemptions to registration set forth in Rule 701 under, and Section 4(2) of, the Act.



Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits:

  Exhibit Number
  --------------
                 Description
                 -----------
      1.1        Form of Standby Underwriting Agreement.#
      3.1        Amended and Restated Articles of Incorporation of the Company.#
      3.2        Amended and Restated By-laws of the Company.#
      4.1        Specimen stock certificate representing the Common Stock.#
      4.2        Specimen rights certificate representing the Rights.#
      5.1        Opinion of Morgan, Lewis & Bockius LLP.#
      8.1        Opinion of Morgan, Lewis & Bockius LLP regarding tax matters.#
     10.1        1995 Equity Compensation Plan.#
     10.2        Common Stock, Warrants and Rights Agreement dated February 26, 1987 among Sanchez
                 Computer Associates, Inc., Michael A. Sanchez, Frank R. Sanchez, Safeguard Scientifics
                 (Delaware), Inc., and Safeguard Scientifics, Inc.*
     10.3        Common Stock Purchase Agreement dated September 30, 1989 among Sanchez Computer
                 Associates, Inc., Radnor Venture Partners, L.P., and Safeguard Scientifics (Delaware), Inc.*
     10.4        Common Stock Purchase Agreement dated December 1, 1989 among Sanchez Computer
                 Associates, Inc., Radnor Venture Partners, L.P., and Safeguard Scientifics (Delaware), Inc.*
     11.1        Statement Regarding Computation of Earnings Per Share.*
     21.1        Subsidiaries of the Registrant.*
     23.1        Consent of Coopers & Lybrand L.L.P.*
     23.2        Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit 5.1).
     23.3        Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit 8.1).
     24.1        Power of Attorney (included as part of the signature page).
     27.1        Financial Data Schedule*
- ----------------

* Filed herewith.
# To be filed by amendment.



(b)  Financial Statement Schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

               (iv) To reflect the results of the Offering.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the standby underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on September 27, 1996.

                                   SANCHEZ COMPUTER ASSOCIATES, INC.


                                   By: /s/ Michael A. Sanchez
                                       -----------------------------------------
                                       Michael A. Sanchez
                                       Chairman and Chief Executive Officer

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael A. Sanchez and Joseph F. Waterman, or either of them acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signatures                   Title (s)                        Date
     ----------                   ---------                        ----

     /s/ Michael A. Sanchez       Chief Executive Officer          September 27, 1996
     ---------------------------  (Principal Executive Officer)
     Michael A. Sanchez           and Chairman


     /s/ Frank R. Sanchez         President and Chief Operating    September 27, 1996
     ---------------------------  Officer
     Frank R. Sanchez

     /s/ Joseph F. Waterman       Senior Vice President and
     ---------------------------  Chief Financial Officer
     Joseph F. Waterman           (Principal Financial and
                                  Accounting Officer)              September 27, 1996


     /s/ Lawrence Chimerine       Director                         September 27, 1996
     ---------------------------
     Lawrence Chimerine

     /s/ John D. Loewenberg       Director                         September 27, 1996
     ---------------------------
     John D. Loewenberg

     /s/ Ira M. Lubert            Director                         September 27, 1996
     ---------------------------
     Ira M. Lubert

     /s/ Thomas C. Lynch          Director                         September 27, 1996
     ---------------------------
     Thomas C. Lynch

     /s/ Warren V. Musser         Director                         September 27, 1996
     ---------------------------
     Warren V. Musser

                                 EXHIBIT INDEX


Exhibit Number  Description                                                      Page No.
- --------------  -----------                                                      --------
      1.1       Form of Standby Underwriting Agreement.#
      3.1       Amended and Restated Articles of Incorporation of the Company.#
      3.2       Amended and Restated By-laws of the Company.#
      4.1       Specimen stock certificate representing the Common Stock.#
      4.2       Specimen rights certificate representing the Rights.#
      5.1       Opinion of Morgan, Lewis & Bockius LLP.#
      8.1       Opinion of Morgan, Lewis & Bockius LLP regarding tax matters.#
     10.1       1995 Equity Compensation Plan.#
     10.2       Common Stock, Warrants and Rights Agreement dated
                February 26, 1987 among Sanchez Computer Associates, Inc.,
                Michael A. Sanchez, Frank R. Sanchez, Safeguard Scientifics
                (Delaware), Inc., and Safeguard Scientifics, Inc.*
     10.3       Common Stock Purchase Agreement dated September 30, 1989
                among Sanchez Computer Associates, Inc., Radnor Venture
                Partners, L.P., and Safeguard Scientifics (Delaware), Inc.*
     10.4       Common Stock Purchase Agreement dated December 1, 1989
                among Sanchez Computer Associates, Inc., Radnor Venture
                Partners, L.P., and Safeguard Scientifics (Delaware), Inc.*
     11.1       Statement Regarding Computation of Earnings Per Share.*
     21.1       Subsidiaries of the Registrant.*
     23.1       Consent of Coopers & Lybrand L.L.P.*
     23.2       Consent of Morgan, Lewis & Bockius LLP (to be included in
                Exhibit 5.1).
     23.3       Consent of Morgan, Lewis & Bockius LLP (to be included in
                Exhibit 8.1).
     24.1       Power of Attorney (included as part of the signature page).
     27.1       Financial Data Schedule*
- ---------------

* Filed herewith.
# To be filed by amendment.